EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and among

ALCOA SECURITIES CORPORATION

and

ALCOA INC.

and

PLY GEM INDUSTRIES, INC.

September 22, 2006

Doc #:NY7:264571.6

TABLE OF CONTENTS

Exhibits
Disclosure Letter

Article 1 - DEFINITIONS

Section 1.01	Certain Definitions
Section 1.02	Additional Defined Terms

Article 2 - PURCHASE AND SALE

Section 2.01	Purchase and Sale of the Shares
Section 2.02	Purchase Price
Section 2.03	Payment of the Purchase Price
Section 2.04	Conveyance of Excluded Assets and Excluded Liabilities

Article 3 - ADJUSTMENTS TO PURCHASE PRICE

Section 3.01	Preparation of Closing Date Balance Sheet, Closing Working Capital Statement and Section 481 Inventory Adjustment
Section 3.02	Adjustments to Closing Date Balance Sheet

Article 4 - REPRESENTATIONS AND WARRANTIES

Section 4.01	Seller’s Authority; Consents and Approval
Section 4.02	Organization and Good Standing of the Company
Section 4.03	Capitalization; Title to Shares
Section 4.04	Consents and Approvals; No Violation
Section 4.05	Intellectual Property
Section 4.06	Title to Company Personal Property
Section 4.07	Real Property
Section 4.08	Labor Matters
Section 4.09	Litigation and Proceedings
Section 4.10	Legal Compliance
Section 4.11	Tax Matters
Section 4.12	Financial Statements; Undisclosed Liabilities; Indebtedness
Section 4.13	Contracts
Section 4.14	Employee Benefits
Section 4.15	Environmental
Section 4.16	No Brokers
Section 4.17	Products Liability
Section 4.18	Product Warranties
Section 4.19	Absence of Certain Changes
Section 4.20	Material Suppliers and Customers
Section 4.21	Related Party Transactions
Section 4.22	Insurance
Section 4.23	Accounts Receivable
Section 4.24	Inventories
Section 4.25	No Other Warranties or Representations

Article 5 - REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 5.01	Authority; Consents and Approval
Section 5.02	Organization and Good Standing
Section 5.03	Consents and Approvals; No Violation
Section 5.04	No Brokers
Section 5.05	Investment Intent
Section 5.06	Litigation and Proceedings
Section 5.07	Availability of Funds
Section 5.08	No Other Warranties or Representations

Article 6 - COVENANTS PENDING CLOSING

Section 6.01	Conduct of Business
Section 6.02	Exercise of Best Efforts
Section 6.03	No Solicitation of Other Bids
Section 6.04	Supplements to Disclosure
Section 6.05	Permissible Activities
Section 6.06	Examination of Books and Records; Access to Premises
Section 6.07	Tax Covenants
Section 6.08	Cooperation with Financing
Section 6.09	Termination of Affiliate Relations; Repayment of Indebtedness
Section 6.10	Privacy Policy

Article 7 - CONDITIONS PRECEDENT TO THE CLOSING

Section 7.01	Conditions to the Obligations of Both Parties
Section 7.02	Conditions Precedent to Obligation of Purchaser
Section 7.03	Conditions Precedent to Obligation of Seller

Article 8 - ADDITIONAL COVENANTS OF PURCHASER AND SELLER

Section 8.01	Press Releases
Section 8.02	Included Seller Owned Software
Section 8.03	Assignments
Section 8.04	Access and Cooperation
Section 8.05	Employee Matters
Section 8.06	Tax Matters
Section 8.07	Intentionally Omitted
Section 8.08	Alcoa Names; Purchaser’s Obligations Post-Closing
Section 8.09	Confidentiality
Section 8.10	Insurance
Section 8.11	Non-Competition; Non-Solicitation

Article 9 - TERMINATION

Section 9.01	Termination
Section 9.02	Effect of Termination

Article 10 - THE CLOSING

Section 10.01	Time, Date and Place of Closing
Section 10.02	Seller’s Obligations at the Closing
Section 10.03	Purchaser’s Obligations at the Closing

Article 11 - REAL PROPERTY AND ENVIRONMENTAL MATTERS

Section 11.01	Definitions
Section 11.02	Environmental Report
Section 11.03	Purchaser’s Assessment
Section 11.04	Restrictions on Purchaser’s Assessment
Section 11.05	Environmental Indemnification
Section 11.06	Survival

Article 12 - SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 12.01	Survival

Article 13 - INDEMNIFICATION

Section 13.01	Indemnification of Purchaser by Seller
Section 13.02	Indemnification of Seller by Purchaser
Section 13.03	Limitations on Indemnification
Section 13.04	Procedures for Indemnification
Section 13.05	Exclusive Remedies
Section 13.06	Treatment of Payments

Article 14 - MISCELLANEOUS PROVISIONS

Section 14.01	Legend
Section 14.02	Amendment and Modification; Waiver
Section 14.03	Expenses
Section 14.04	Notices
Section 14.05	Entire Agreement
Section 14.06	Successors and Assigns
Section 14.07	Section Headings
Section 14.08	Governing Law; Jurisdiction and Venue
Section 14.09	Intentionally Omitted
Section 14.10	Counterparts
Section 14.11	Parties in Interest
Section 14.12	Interpretation
Section 14.13	Further Assurances
Section 14.14	Seller Parent Undertaking

EXHIBITS

Support Services Agreement	A
Trademark License Agreement	B
Warranty Claims Indemnity Agreement	C
Cross-Indemnity Agreement	D

DISCLOSURE LETTER

Doc #:NY7:264571.6

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of the 22nd day of September, 2006, among Alcoa Securities Corporation, a corporation organized under the laws of Delaware, U.S.A. (hereinafter “Seller”), Alcoa Inc., a corporation organized under the laws of Pennsylvania, U.S.A. (hereinafter “Alcoa”), and Ply Gem Industries, Inc., a corporation organized under the laws of Delaware, U.S.A. (hereinafter “Purchaser”).

WHEREAS, Seller owns 100% of the outstanding shares of common stock of Alcoa Home Exteriors, Inc., an Ohio corporation (the “Company”); and

WHEREAS, Seller desires to sell all of the capital stock of the Company to Purchaser, and Purchaser desires to purchase the capital stock of the Company from Seller, upon the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01 Certain Definitions. As used in this Agreement, the following terms have the following meanings unless the context otherwise requires:

(a) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

(b) “Applicable Tax Rate” means the Federal income tax rate generally applicable to corporations plus 3 percent.

(c) “Best Efforts” means commercially reasonable efforts that a prudent person desiring to achieve a result would use in similar circumstances to cause the result to be achieved in a timely manner; provided, however, that an obligation to use Best Efforts under this Agreement does not require the person subject to that obligation to take actions that would result in a materially adverse change in the benefits to that person of this Agreement and the transactions contemplated by this Agreement.

(d) “Books and Records” means all books and records and operating data in the possession of Seller or any of its Affiliates (including the Company) and relating principally to the Company or the Business, including all lists of customers, lists of suppliers, all sales and credit information, advertising and purchasing materials and correspondence, quotation records, resume files, payroll master files and all collection and credit records of the Business.

(e) “Business” means the manufacture, marketing, distribution and sale of aluminum, steel, vinyl and composite siding, rain removal systems, aluminum trim and injection-molded siding, shutters, composite and PVC vinyl decking and railing, and accessory products for resale by third party distributors to the residential remodeling, new construction and light commercial markets, as conducted by the Company.

(f) “Business Day” shall mean any day other than a Saturday, Sunday, or a day on which the banks in New York, New York are authorized or obligated by Law to close.

(g) “Claim” means any claim, lawsuit, demand, audit, inquiry, investigation, suit, hearing, notice of a violation, litigation, action, proceeding, or arbitration, whether civil, criminal, administrative or otherwise, whether at law or in equity.

(h) “Closing Date Balance Sheet” means the unaudited balance sheet of the Company as of the close of business on the Closing Date (or, if the Closing Date does not occur on the Targeted Closing Date, the Targeted Closing Date) prepared according to Section 3.01.

(i) “Code” means the Internal Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto.

(j) “Company Assets” means any and all assets owned, licensed or leased by the Company in the Business, including all Intellectual Property, Personal Property, Computer Software and Contracts (including rights arising under the Support Services Agreement and Trademark License Agreement), and the Books and Records, but excluding the Excluded Assets.

(k) “Company Products” means products manufactured, designed, serviced, distributed, leased or sold on behalf of the Business into the Market Segment as of, or any time prior to, the Closing Date, including vinyl, metal, composite and polypropylene siding, cladding, soffit, fascia, trim, decking and railing, rain removal systems, and exterior designer accents.

(l) “Computer Software” means any and all computer programs, including operating system and applications software, databases, implementations of algorithms, and program interfaces, whether in source code or object code and all documentation and specification including user manuals relating to the foregoing.

(m) “Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether oral or written.

(n) “EBITDA” means earnings before interest, taxes, depreciation and amortization as reported by the Company in its regularly prepared financial statements.

(o) “Employee” means an individual who is or was employed by the Company, whether salaried or hourly.

(p) “Encumbrance” means any mortgage, covenant, condition, Claim, easement, encroachment, right of way, restriction, option, lien (statutory or other), pledge, charge, license, security interest or encumbrance of any nature whatsoever.

(q) “Excluded Assets” means the following assets, properties and rights owned or used by or for the benefit of the Company on or prior to the Closing Date, which shall be excluded from and shall not constitute any part of the Business as of and following the Closing Date (subject to Seller’s licensing Company the right to use certain Seller Intellectual Property solely in conjunction with the operation of the Business, pursuant to the Trademark License Agreement, and Purchaser’s rights under the Support Services Agreement), the right, title and interest to which shall, as necessary and at the sole expense of Seller, be transferred to Seller or any of its Affiliates (other than the Company):

(i) all cash and cash equivalents that would appear on a balance sheet prepared in accordance with GAAP as of 11:59 p.m. on the Closing Date or, if the Closing Date does not occur on the Targeted Closing Date, the Targeted Closing Date (it being acknowledged and agreed that any cash or cash equivalents of the Company at any time thereafter shall not be deemed to constitute Excluded Assets);
(ii) all rights and Claims relating to any of the Excluded Liabilities or the Excluded Assets, including rights and Claims under insurance policies relating thereto;
(iii) all rights of the Company, Seller or any of their respective Affiliates under or with respect to any Intercompany Accounts;
(iv) any asset of any Employee Benefit Plan, which is sponsored by a parent of the Company or Seller, except to the extent otherwise provided in Section 8.05;
(v) all Seller Intellectual Property, all Seller Computer Hardware, all Seller Owned Software, all Licensed Software of Seller and its Affiliates (other than the Company) and all Seller Data;
(vi) all policies of insurance of the Company, Seller or any of their respective Affiliates and all of the rights of the Company, Seller or any of their respective Affiliates thereunder, except with respect to rights to insurance coverage under all insurance policies which are in effect prior to the Closing to the extent they relate to the Business or the Continuing Employees;
(vii) all assets, properties and rights of the Company, Seller or any of their respective Affiliates identified in Section 1.01(q)(vii) of the Disclosure Letter;
(viii) all names, trade names and trademarks containing the names “Aluminum Company of America”, “Alcoa” or “Alumax” or any names, trade names and trade marks confusingly similar thereto;
(ix) all rights to all refunds or credits of Taxes levied or imposed upon, or in connection with the Business, pursuant to Section 8.06; and
(x) all legal, accounting and tax records of Seller.

(r) “Excluded Liabilities” or “Excluded Liability” means the liabilities set forth in Section 1.01(r) of the Disclosure Letter, which are excluded from the transaction contemplated by this Agreement, and shall, as necessary and at the sole expense of Seller, be transferred to and assumed by Seller or any of its Affiliates (other than the Company) on or prior to the Closing Date pursuant to Section 2.04.

(s) “Governmental Entity” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulating authority (to the extent that the rules, regulations or orders of such authority have the force of Law), or to any arbitrator, tribunal or court of competent jurisdiction.

(t) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(u) “Indebtedness” means the aggregate amount of the principal of, premium, if any, accrued and unpaid interest on and prepayment penalties, make wholes, brokerage and other costs and expenses payable to the lenders, trustees or noteholders, if any, with respect to all (i) indebtedness and obligations of the Company for borrowed money; (ii) indebtedness and obligations of the Company evidenced by bonds, debentures, notes or similar instruments, or representing the deferred and unpaid balance of the purchase price of any property or assets, including all seller notes and “earn-out” payments in connection with mergers and acquisitions transactions (excluding accounts payable and other current operating liabilities incurred in the ordinary course of the Business); (iii) indebtedness and obligations of the Company for capitalized lease obligations with respect to conditional sale or title retention agreements; (iv) reimbursement obligations of the Company for the reimbursement of any obligor on any letter of credit, performance bond, banker’s acceptance or similar credit transaction; (v) obligations of any Person secured by an Encumbrance to which the property or assets owned or held by the Company are subject, whether or not the obligation or obligations secured thereby shall have been assumed; (vi) guarantees of or other assurances of payment by the Company with respect to any obligations described in subparts (i) through (v) immediately above of another Person; and (vii) obligations of the Company under any interest rate cap, swap, collar or similar agreement applicable to any of the foregoing. For the avoidance of doubt, Indebtedness shall include the banking facility established between Orbian Corp., Citibank, N.A. and Alcoa Inc. and its Affiliates (including the Company) pursuant to which Citibank pays the invoices of suppliers and vendors of the Company typically within two days of approval of invoice, applying an agreed upon discount to the invoices, and the Company pays Citibank the invoice amount within ninety days of invoice.

(v) “Intellectual Property” means patents and patent applications (including any reissue, re-examination, division or continuation-in-parts thereof), trade secrets, patentable inventions, domain names, confidential know-how and business information, customer lists, formulae, processes, procedures, trademarks, service marks, copyrights and trade names, whether registered or unregistered, including any applications therefore, proprietary indicia, trade dress, symbols, logos, brand names, or goodwill appurtenant thereto or any intellectual property or other proprietary information rights included therein or related thereto.

(w) “Intellectual Property Contracts” means all licenses, sublicenses, consent to use agreements, covenants not to sue and permissions, whether written or otherwise, relating to any Intellectual Property.

(x) “Intercompany Accounts” means the accounts listed in Section 1.01(x) of the Disclosure Letter, which relate to various non-trade items including certain intercompany payables, receivables, accounts, indebtedness and other liabilities arising prior to the Closing between the Company, on the one hand, and Seller or any of its Affiliates (other than the Company), on the other.

(y) “IRS” means the Internal Revenue Service.

(z) “Law” means every applicable order, writ, judgment, injunction, decree, regulation, rule, ordinance, common law, law, statute, code, constitution or treaty promulgated, issued, passed, adopted or otherwise made effective by any Governmental Entity.

(aa) “Licensed Software” means the Computer Software licensed by Seller or any of its Affiliates (including the Company) from a third party.

(bb) “Losses” (or “Loss” in the singular) means all damages, losses, amounts paid in settlement, Claims, liabilities, judgments, costs and expenses, interest, penalties and charges, including reasonable attorneys’ fees and expenses but not including (i)  punitive damages, except in the case of fraud or to the extent actually awarded to a Governmental Entity or other third party, or (ii) any internal fees and expenses of the Indemnitor (including without limitation in-house counsel fees and expenses).

(cc) “Market Segment” means the manufacture of products substantially similar to the Company Products for the residential remodeling, new residential construction and light commercial construction markets.

(dd) “Marks” means proprietary indicia, trademarks, service marks, trade names, trade dress, symbols, logos and/or brand names protected under Law that are owned by the Company or used in the operation of Business.

(ee) “Material Adverse Effect” means one or more facts, events or sets of circumstances that have had or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operation of the Company taken as a whole; provided, however, that the following shall not be taken into account in determining whether there has been or would reasonably be expected to be a “Material Adverse Effect”: (i) any adverse changes or developments in the United States economy generally; (ii) any adverse changes or developments affecting the Market Segment generally; (iii) any adverse changes or developments in any Law that are not specifically directed at the Company or its assets, properties and rights; (iv) any adverse changes or developments that are attributable to seasonal fluctuations in the Business; and (v) except for purposes of Section 4.04, any adverse changes or developments arising primarily out of, or resulting primarily from, actions taken by any party in connection with (but not in breach of) this Agreement and the transactions contemplated hereunder, or which are primarily attributable to the announcement of this Agreement and the transactions contemplated hereby or the identity of Purchaser (including any litigation, employee attrition, any loss or postponement of business resulting from the termination or modification of any vendor, customer or other business relationships, any delay of customer orders or otherwise).

(ff) “Patents” means all Letters Patent and all filed or pending applications for Letters Patent, including any reissue, reexamination, division, continuation or continuation-in-part applications throughout the world that are owned by the Company or used in the operation of the Business.

(gg) “Permitted Exceptions” means (i) those exceptions to title to the Company Assets listed in Section 4.06 of the Disclosure Letter; (ii) statutory liens securing all or a portion of the purchase price of an asset of the Business which arose in connection with the purchase of an asset of the Business after the date of the June 30, 2006 Balance Sheet in the ordinary course of the Business consistent with past practice; (iii) carriers’, warehousemens’, mechanics’ and materialsmens’ and other similar liens arising in the ordinary course of the Business consistent with past practice for sums not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iv) Encumbrances for Taxes, assessments and other governmental charges that are not yet due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (v) Encumbrances disclosed in the Financial Statements; and (vi) other Encumbrances that are not material in amount or do not materially detract from the value of or materially impair the continued use of the property affected by such Encumbrance for the Business; provided, that none of the foregoing types of Encumbrances in clauses (i) - (iv) above secure any obligations in respect of any Indebtedness of the Company.

(hh) “Permitted Real Property Encumbrances” means (i) easements, covenants, rights-of-way and other encumbrances or restrictions of record in existence on the date hereof, (ii) zoning, building and other similar restrictions, (iii) unrecorded easements, covenants, rights-of-way or other restrictions, (iv) all exceptions, restrictions, easements, rights of way and encumbrances identified in the Commitments, and (v) non-monetary Encumbrances that have been placed by any developer, landlord or other Person (other than Seller or the Company) on real property over which the Company has easement rights; provided, that in the case of clause (iii), none of the foregoing, individually or in the aggregate, materially adversely affect the value of or continued use of the property to which they relate in the conduct of the business currently conducted thereon.

(ii) “Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, business association or other entity, including any Governmental Entity.

(jj) “Personal Property” means all furniture, fixtures, machinery, equipment, vehicles (including cars, tractors, trailers, vans and all other transportation rolling stock) and other items of tangible personal property located on the premises of the Real Property or otherwise used principally for the benefit of the Company or the Business.

(kk) “Post-Closing Tax Periods” means taxable periods beginning after the Closing Date and the portion beginning immediately after the Closing Date of any taxable period that includes but does not end on the Closing Date.

(ll) “Pre-Closing Tax Periods” means taxable periods ending on or before the Closing Date and the portion ending on (and including) the Closing Date of any taxable period that includes but does not end on the Closing Date.

(mm) [Intentionally omitted.]

(nn) “Representatives” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

(oo) “Return” or “Returns” means all returns, declarations, reports, claims for refund, elections, disclosures, estimates, information reports or returns, statements, and other documents required to be filed with a Taxing Authority in respect of Taxes including any schedule or attachments thereto or amendments thereof.

(pp) “Seller Computer Hardware” means any computer hardware, equipment and peripherals of any kind and of any platform, including desktop and laptop personal computers, handheld computerized devices, mid-range and mainframe computers, process control and distributed control systems, and network telecommunications equipment related to or used in connection with the businesses of Seller or any of its Affiliates, and which is not solely or principally related to or used in connection with the Business.

(qq) “Seller Data” means all electronically stored information and data, whether contained in a database or otherwise, which (i) is related to the businesses of Seller or any of its Affiliates other than the Business or (ii) is related to the Business but is not physically or logically separate from information and data related to Seller’s businesses or its Affiliates other than the Business. Notwithstanding the foregoing, with respect to clause (ii), all such data which relates to the Business shall be deemed to be a Company Asset and not an Excluded Asset; provided, that Seller shall be under no obligation to purge such data from its records or systems and Seller shall be permitted access to such data for reasonable use, such as the preparation of tax filings.

(rr) “Seller Owned Software” means Computer Software created by or on behalf of Seller or any of its Affiliates and owned by Seller or any of its Affiliates other than the Company.

(ss) “Target Working Capital” means approximately $60,950,000. Section 1.01(xx) of the Disclosure Letter sets forth a sample calculation of the Target Working Capital and the parties agree that the Closing Working Capital will be calculated in a manner consistent with such schedule.

(tt) “Tax” or “Taxes” means all Federal, state, local, foreign or other governmental taxes, assessments, duties, fees, levies or similar charges of any kind, including all income, receipts, ad valorem, transfer, license, lease, service, service use, severance, stamp, occupation, premium, property, windfall profits, customs, duties, profit, franchise, excise, property, use, intangibles, sales, payroll, employment, withholding, environmental and other taxes, fees, like assessments or charges of any kind whatsoever and including all interest, penalties, additions to tax or additional amounts imposed with respect to such amounts by a Taxing Authority, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other person.

(uu) “Taxing Authority” means the IRS and any other domestic or foreign Governmental Entity responsible for the administration and/or collection of any Tax.

(vv) “Transaction Documents” means the Support Services Agreement, the Warranty Claims Indemnity Agreement and the Trademark License Agreement.

(ww) “to the best of Seller’s knowledge” or “to the best knowledge of Seller” for the purposes of this Agreement means the knowledge of the persons listed in Section 1.01(ww) of the Disclosure Letter. Where any statement in this Agreement is expressed to be given or made to Seller’s knowledge or is qualified in some other manner having substantially the same effect, such statement shall be deemed to be qualified by the additional statement that such knowledge is limited to the actual knowledge of the persons listed in Section 1.01(ww) of the Disclosure Letter, after having made reasonable enquiries of the senior management of the Business prior to the Closing Date in respect of the subject matter of the relevant statement; provided, however, that such persons shall be deemed to have actual knowledge of the Financial Statements, the documents posted in the electronic data room, the Environmental Report, this Agreement and any and all Sections of the Disclosure Letter and Exhibits.

(xx) “Working Capital” shall be determined, as of the applicable date and time in accordance with Section 1.01(xx) of the Disclosure Letter. Notwithstanding anything to the contrary set forth in this Agreement, in calculating Working Capital, (x) the portion of any prepaid expense of which Purchaser will not receive the benefit following the Closing Date (or, if the Closing Date does not occur on the Targeted Closing Date, the Targeted Closing Date) shall be disregarded, and (y) the portion of any item attributable to any transactions or arrangements with Seller or any of its Affiliates (other than the Company) shall be disregarded.

Section 1.02 Additional Defined Terms. For purposes of this Agreement, the following terms shall have the meaning specified in the Section or Section of the Disclosure Letter indicated below:

TermSection or Disclosure Letter Section

“AHE Pension Plan”	Section 8.05(e)
“Acquisition Proposal”	Section 6.03(a)
“Actions”	Section 6.07(c)
“Administered Claims”	Section 8.10(b)
“Agreement”	Preamble
“Alcoa”	Preamble
“Applicable Environmental Law”	Section 11.01(b)
“Audited Financial Statements”	Section 4.12(a)(ii)
“Basis of Financial Statement Presentation”	Section 3.01
“Cap Amount”	Section 13.03(b)
“CERCLA”	Section 11.01(b)
“Consent”	Section 8.05(k)
“Closing”	Section 10.01
“Closing Date”	Section 10.01
“Closing Working Capital”	Section 3.01
“Closing Working Capital Statement”	Section 3.01
“Commitments”	Section 4.07(a)
“Commitment Letter”	Section 5.07(a)
“Company”	Preamble
“Company Intellectual Property”	Section 4.05(c)
“Company Marks”	Section 4.05(a)(i)
“Company Patents and Copyrights”	Section 4.05(a)(ii)
“confidential information or documents”	Section 8.09(b)
“Confidentiality Agreement”	Section 6.06
“Consent”	Section 8.05(k)
“Contest”	Section 8.07(m)
“Continuing Employees”	Section 8.05(a)
“CPA Firm”	Section 3.02(a)
“Customer Information”	Section 4.05(i)
“Deductible”	Section 13.03(a)
“Direct Claim”	Section 13.04(c)
“Employee Benefit Plans”	Section 4.14(a)
“Environmental Permits”	Section 4.15(a)
“Environmental Report	Section 11.02
“ERISA”	Section 4.14(a)(i)
“Excess Plan”	Section 8.05(e)
“Final Section 481 Inventory Adjustment”	Section 3.02(a)
“Final Working Capital Statement”	Section 3.02(a)
“Financial Statements”	Section 4.12(a)
“Financing”	Section 6.08(a)
“GAAP”	Section 4.12(a)(i)
“Gains Taxes”	Section 4.04(b)
“Hazardous Substance”	Section 11.01(a)
“HIP”	Section 8.05(h)
“HSR Act	Section 4.04(b)
“IC”	Section 8.05(h)
“Included Seller Owned Software”	Section 8.02
“Indemnitee”	Section 13.03
“Indemnitor”	Section 13.03
“Insurance Payment”	Section 8.10(c)
“Interest Rate”	Section 2.03
“June 30, 2006 Balance Sheet”	Section 4.12(a)
“June 30 Balance Sheet”	Section 4.12(a)(i)
“Lease”	Section 4.07(b)
“Leased Property”	Section 4.07(b)
“Lenders”	Section 5.07(a)
“Liabilities”	Section 4.12(b)
“License”	Section 8.02
“Lenders”	Section 5.08(a)
“Material Contract”	Section 4.13(a)
“MIP	Section 8.05(h)
“Multiple Employer Plan”	Section 4.14(a)
“Necessary Consents”	Section 8.02(b)
“Objection”	Section 3.02(a)
“Order”	Section 4.10
“Owned Property”	Section 4.07(a
“participation”	Section 8.06(m)
“PBGC”	Section 4.14(a)(iii)
“Permits”	Section 4.10
“Post-Signing Returns	Section 6.07(a)
“Post-Closing Tax Period”	Section 8.05(k)
“Pre-Closing Taxes”	Section 8.06(e)
“Purchaser”	Preamble
“Purchaser Assignment”	Section 11.03
“Purchaser DB Plans”	Section 8.05(e)
“Purchaser DC Plans”	Section 8.05(d)
“Purchaser Deductible Exclusion”	Section 13.03(a)
“Purchaser Indemnitees”	Section 13.01
“Purchase Price”	Section 2.02
“Purchase Termination Fee”	Section 9.02
RCRA”	Section 11.01(b)
“Real Property	Section 4.07(c)
“Related Party”	Section 4.21
“Relocated Employees”	Section 8.05(n)
“Relocation Arrangements”	Section 8.05(n)
“Retiree Eligible Employees”	Section 8.05(d)
“SEC”	Section 8.04
“Section 481 Inventory Adjustment Period”	Section 8.06(k)
“Securities Act”	Section 5.06
“Seller”	Preamble
“Seller DB Plans”	Section 8.05e)
“Seller DC Plans”	Section 8.05(d)
“Seller Indemnitees”	Section 13.02
“Seller Intellectual Property”	Section 4.05(a)(i)
“Seller Insurance Policies”	Section 8.10(a)
“Seller Intellectual Property”	Section 4.05(a)(v)
“Shares”	Section 4.03
“SMIP”	Section 8.05(h)
“Straddle Period”	Section 8.06(c)
“Targeted Closing Date”	Section 10.01
“Tax Benefits	Section 13.03(d)
“Tax Loss”	Section 8.06(e)
“Tax Sharing Agreement”	Section 8.06(e)
“Third Party Claim”	Section 13.04(a)
“Third Party Marks”	Section 4.05(a)(iv)
“Third Party Patents”	Section 4.05(a)(v)
“Title Company”	Section 4.07(a)
“Unaudited Financial Statements”	Section 4.12(a)(i)
“WARN Act”	Section 4.14(g)

ARTICLE 2
PURCHASE AND SALE

Section 2.01 Purchase and Sale of the Shares. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, Seller hereby agrees to transfer, sell and convey the Shares to Purchaser, and Purchaser hereby agrees to purchase the Shares from Seller for the consideration specified in this Agreement. Notwithstanding anything to the contrary contained herein, neither Purchaser nor any of its Affiliates (including the Company after the Closing) will purchase, assume or be bound by, or be obligated or responsible for, any Excluded Asset or Excluded Liability.

Section 2.02 Purchase Price. As consideration for the sale of the Shares to Purchaser, Purchaser shall pay to Seller US$305,000,000 plus or minus any amount owed to Seller or required to be refunded to Purchaser pursuant to Section 3.02(c). This sum is the “Purchase Price”.

Section 2.03 Payment of the Purchase Price. Purchaser shall pay US$305,000,000 to Seller in cash on the Closing Date. Purchaser shall transfer to a bank specified by Seller by wire transfer of immediately available funds no later than 1:00 (one o’clock) in the afternoon (New York City Time) the amount of US$305,000,000. Any adjustment to the Purchase Price will be paid in accordance with Section 3.02(c).

Section 2.04 Conveyance of Excluded Assets and Excluded Liabilities. Immediately prior to the Closing, Seller shall cause at Seller’s expense the Company to sell, assign, transfer and convey to Seller or one or more of its Affiliates (other than the Company), and Seller and such Affiliates shall accept the sale, assignment, transfer and conveyance of, for no consideration, the Excluded Assets and to deliver to Seller or such Affiliates appropriately executed instruments of sale, assignments, transfers, tax declarations, and other instruments of conveyance that are necessary or desirable to effect transfer to Seller or such Affiliates of good and marketable title to the Excluded Assets, including a bill of sale in form and substance reasonably satisfactory to Seller. Immediately prior to the Closing, Seller shall cause the Company to assign to Seller or one or more of its Affiliates, and Seller and such Affiliates shall assume or otherwise agree to perform and discharge when due, for no consideration, all of the Excluded Liabilities and to deliver to the Company appropriately executed instruments of assignment, in form and substance reasonably satisfactory to Purchaser, together with such other assignment, transfer, tax declarations and other instruments of conveyance that are necessary or desirable to effect transfer of the Excluded Liabilities to Seller or it Affiliates.

ARTICLE 3
ADJUSTMENTS TO PURCHASE PRICE

Section 3.01 Preparation of Closing Date Balance Sheet, Closing Working Capital Statement and Section 481 Inventory Adjustment. Within sixty (60) days following the Closing Date, Purchaser shall prepare, or cause to be prepared, and deliver to Seller (a) the Closing Date Balance Sheet, (b) based on the Closing Date Balance Sheet, a statement (the “Closing Working Capital Statement”) which shall set forth an itemized calculation of the Working Capital of the Company as of the close of business on the Closing Date (or, if the Closing Date does not occur on the Targeted Closing Date, the Targeted Closing Date) (the “Closing Working Capital”) and (c) the amount of the Section 481 Inventory Adjustment (as defined in Section 8.06(k)). Closing Working Capital shall be calculated in the same manner as the parties calculated the Target Working Capital in accordance with Section 1.01(xx) of the Disclosure Letter, except that Closing Working Capital shall be calculated as of the close of business on the Closing Date (or, if the Closing Date does not occur on the Targeted Closing Date, the Targeted Closing Date). The Closing Date Balance Sheet and Closing Working Capital Statement shall be prepared in accordance with the Basis of Financial Statement Presentation set forth in Section 3.01 of the Disclosure Letter. Notwithstanding the foregoing, Excluded Assets and Excluded Liabilities will not be taken into account for purposes of preparing the Closing Balance Sheet and Closing Working Capital Statement.

Section 3.02 Adjustments to Closing Date Balance Sheet.

(a) Seller and its accountants shall have thirty (30) days after the delivery of the Closing Working Capital Statement and Section 481 Inventory Adjustment to review the Closing Working Capital and Section 481 Inventory Adjustment. In reviewing the Closing Working Capital Statement and Section 481 Inventory Adjustment (and response to the Objection by Purchaser, if applicable), Seller and its accountants shall have reasonable access to the work papers of Purchaser and its accountants (subject to the reviewing parties executing any necessary waivers or indemnifications required by Purchaser’s accountants) as well as the accountants, finance personnel and other books and records of Purchaser relevant to the review of the Closing Working Capital Statement and Section 481 Inventory Adjustment. If Seller reasonably determines that the Closing Working Capital Statement and/or the Section 481 Inventory Adjustment have not been prepared in the manner set forth in Section 3.01 of the Disclosure Letter for the Closing Working Capital Statement or Section 8.06(k) for the Section 481 Inventory Adjustment, Seller shall inform Purchaser in writing (an “Objection”), setting forth a specific description of the basis of the Objection and the adjustments to the amount of the Closing Working Capital or change in the Section 481 Inventory Adjustment that Seller believes should be made, which Objection must be delivered to Purchaser on or before the last day of such 30-day period. Purchaser shall then have thirty (30) days to review and respond to the Objection. The parties shall attempt in good faith to reach an agreement with respect to any matters in dispute. If the parties are unable to resolve all of their disagreements with respect to the determination of the foregoing items within thirty (30) days following the delivery of Purchaser’s response to the Objection, they shall refer their remaining differences to a nationally recognized independent public accounting firm as mutually agreed to by the parties (the “CPA Firm”), which shall, acting as experts and not as arbitrators, determine in accordance with this Agreement, and only with respect to the remaining differences so submitted, whether and to what extent, if any, the Closing Working Capital or change in the Section 481 Inventory Adjustment requires adjustment. Each party shall submit to the CPA Firm its position with respect to the adjustments to the amount of the Closing Working Capital and/or the change in the Section 481 Inventory Adjustment, as applicable. The parties shall direct the CPA Firm to use its best efforts to render its determination within thirty (30) days after such submission. The CPA Firm’s determination shall be conclusive and binding upon Purchaser and Seller. Seller shall pay a portion of the fees and disbursements of the CPA Firm equal to 100% multiplied by a fraction the numerator of which is the dollar amount of the Objections submitted to the CPA Firm that are resolved in favor of Purchaser (that being the difference between the CPA Firm’s determination and Seller’s determination) and the denominator of which is the total amount of Objections submitted to the CPA Firm (that being the sum total by which Purchaser’s determination and Seller’s determination differ from the determination of the CPA Firm). Purchaser shall pay that portion of the fees and disbursements of the CPA Firm that Seller is not required to pay hereunder. Purchaser and Seller shall make readily available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants (subject to the CPA Firm executing any such waivers or indemnifications required by the parties’ accountants)) relating to the Closing Working Capital Statement and all other items reasonably requested by the CPA Firm. The “Final Working Capital Statement” shall be deemed to be (i) the Closing Working Capital Statement if no Objection is delivered by Seller with respect thereto during the thirty-day period specified above, or (ii) if an Objection is delivered by Seller with respect thereto within the 30-day period following delivery of the Closing Balance Sheet by Purchaser to Seller, the Closing Working Capital Statement, as adjusted by either (A) the agreement of the parties or (B) the CPA Firm; and the “Final Section 481 Inventory Adjustment” shall be deemed to be (i) the Section 481 Inventory Adjustment as determined by Purchaser if no Objection is delivered by Seller with respect thereto during the thirty-day period specified above, or (ii) if an Objection is delivered by Seller with respect thereto within the 30-day period following delivery of the Closing Balance Sheet by Purchaser to Seller, the Section 481 Inventory Adjustment, as adjusted by either (A) the agreement of the parties or (B) the CPA Firm.
(b) In reviewing any Objection, Purchaser and its accountants shall have access to the work papers of Seller and its accountants (subject to the reviewing party executing any necessary waivers or indemnifications required by Seller’s accountants).
(c) If the Closing Working Capital as reflected on the Final Working Capital Statement is less than the Target Working Capital, then the Purchase Price will be decreased by the shortfall in the Closing Working Capital on a dollar-for-dollar basis and, within ten (10) Business Days following the date on which the Closing Working Capital Statement is deemed to be the Final Working Capital Statement, Seller shall make payment in immediately available funds to Purchaser equal to such shortfall. If the Closing Working Capital as reflected on the Final Working Capital Statement is more than the Target Working Capital, then the Purchase Price will be increased by such excess of the Closing Working Capital on a dollar-for-dollar basis and, within ten (10) Business Days following the date on which the Closing Working Capital Statement is deemed to be the Final Working Capital Statement, Purchaser shall make payment in immediately available funds to Seller equal to such excess.
(d) The parties agree that any obligations that will be paid by Seller or its Affiliates (other than the Company), including any obligations specifically retained by Seller or its Affiliates (other than the Company) under the terms of this Agreement, shall be excluded from the Closing Date Balance Sheet, the Closing Working Capital Statement and the Final Working Capital Statement, and shall therefore be excluded from the determination of Closing Working Capital.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes the following representations and warranties to Purchaser:

Section 4.01 Seller’s Authority; Consents and Approval. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to carry on its business as currently conducted and to own the Shares. Seller and Alcoa have full corporate power and authority to enter into this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Transaction Documents to which Seller and Alcoa is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Seller and Alcoa and no other corporate proceedings on the part of Seller or Alcoa is necessary to authorize this Agreement or the Transaction Documents or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Transaction Documents will be at the Closing, duly and validly executed and delivered by Seller and Alcoa and constitutes, or will constitute at the Closing, legal, valid, binding and enforceable agreements of Seller and Alcoa, enforceable against each in accordance with their terms, except as limited (a) by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting creditors’ rights generally, and (b) by general principles of equity (regardless of whether enforcement is sought in equity or at law). Subject to Section 4.04(b) and except as otherwise set forth in Section 4.01 of the Disclosure Letter, no further action, approvals or consents are necessary from any third persons, Governmental Entities or otherwise, to make this Agreement and such Transaction Documents valid and binding upon and enforceable in accordance with their respective terms, or to enable Seller and Alcoa to perform this Agreement and such Transaction Documents and the transactions contemplated thereby.

Section 4.02 Organization and Good Standing of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio and has full corporate power and authority to carry on its business as currently conducted and to own or lease and to operate the properties and assets that it now owns or leases. The Company is duly qualified and in good standing as a foreign corporation in each jurisdiction where the current nature of its business or the ownership or leasing of its properties and assets requires such qualification, except where failure to so qualify or be in good standing would not have a Material Adverse Effect. The certificate of incorporation and by-laws of the Company (as amended) have heretofore been made available to Purchaser and are in full force and effect and the Company is not in violation of any provision thereof. The minute books of the Company have heretofore been made available to Purchaser and accurately reflect in all material respects all transactions and discussions referred to in such minutes and consents in lieu of meetings. The stock books of the Company have been made available Purchaser and are true and complete.

Section 4.03 Capitalization; Title to Shares.

(a) Capital Shares. The capital stock of the Company consists solely of 500 shares of common stock, par value of $100 per share, of which 275 shares are issued and outstanding, and 250 shares of preferred stock, par value of $100 per share, of which 0 shares are issued and outstanding (collectively, the “Shares”). All of the issued and outstanding Shares are duly authorized, validly issued and outstanding, fully paid and non-assessable. The Shares have been issued, and will be transferred to Purchaser, in compliance with any preemptive rights or rights of first refusal of any Person and all applicable Laws. There are no outstanding subscriptions, options, warrants, calls, preemptive rights or rights of any kind to purchase or otherwise acquire, and no securities convertible into or exchangeable for, capital stock or other securities of the Company and there is no commitment or agreement to grant any such right of security. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote or convertible into, or exchangeable for, securities having the right to vote on any matters on which shareholders of the Company are required to vote.
(b) Title to Shares. Seller is the owner, beneficially and of record, of all of the Shares. All of the Shares are free and clear of all Encumbrances. Upon delivery to Purchaser of the stock certificates representing the Shares and payment for the Shares at the Closing as provided in this Agreement, Seller will convey to Purchaser good and valid title to the Shares, free and clear of any Encumbrance, other than those created by Purchaser.
(c) No Subsidiaries or Investments. The Company does not own, directly or indirectly, any capital stock of or other equity or voting interests in any corporation, limited liability company, partnership, joint venture, association or other entity.

Section 4.04 Consents and Approvals; No Violation. Neither the execution, delivery or performance by Seller, Alcoa or the Company of this Agreement or the Transaction Documents nor the consummation by Seller, Alcoa or the Company of the transactions contemplated hereby or thereby will:

(a) conflict with or result in any breach of any provision of the articles or certificates of incorporation or by-laws or comparable charter or organizational documents of Seller, Alcoa or the Company;
(b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (A) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) in connection with any state or local tax which is attribut-able to the beneficial ownership of the Company’s real property (collectively, the “Gains Taxes”) set forth in Section 4.04(b)(B) of the Disclosure Letter, (C) such filings and consents as may be required under any Applicable Environmental Law pertaining to any notification, disclosure or required approval triggered by the transactions contemplated by this Agreement set forth in Section 4.04(b)(C) of the Disclosure Letter, and (D) such filings, consents, approvals, orders, registrations and declarations as may be required under the merger notification or foreign investment Laws of any foreign country in which Seller or the Company conducts any business or owns any assets set forth in Section 4.04(b)(D) of the Disclosure Letter;
(c) except as set forth in Section 4.04(c) of the Disclosure Letter, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of consent, termination, amendment, modification, cancellation or acceleration or Encumbrance or loss of a material benefit) under any of the terms, conditions or provisions of any Material Contract to which Alcoa is a party or any Material Contract, except in any such case where requisite waivers or consents have been obtained; or
(d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 4.04 are duly and timely obtained or made, violate in any material respect any Law applicable to Seller or the Company, to any of their respective properties or assets (including the Shares).

Section 4.05  Intellectual Property.

(a) (i) Section 4.05(a)(i) of the Disclosure Letter sets forth a true and complete list of all Marks owned by the Company, indicating the owner of such Marks, and all applications, registrations and grants with respect thereto (collectively, the “Company Marks”).
(ii) Section 4.05(a)(ii) of the Disclosure Letter sets forth a true and complete list of all Patents and copyright registrations or applications owned by the Company, indicating the owner of such Patents and copyrights, and all applications, registrations and grants with respect thereto (collectively, the “Company Patents and Copyrights”).
(iii) Section 4.05(a)(iii) of the Disclosure Letter sets forth a true and complete list of all domain names owned by and registered to the Company.
(iv) Section 4.05(a)(iv) of the Disclosure Letter sets forth a true and complete list of all Marks owned by any third party(ies) that are licensed to the Company and material to the Business, indicating the licensor of such Marks (the “Third Party Marks”).
(v) Section 4.05(a)(v) of the Disclosure Letter sets forth a true and complete list of all Patents owned by any third party(ies) that are licensed to the Company and material to the Business, indicating the licensor of such Patents (the “Third Party Patents”).
(vi) Section 4.05(a)(vi) of the Disclosure Letter sets forth a true and complete list of all Marks and Patents owned by Seller or an Affiliate of Seller (other than the Company) which are used by the Company in the Business, indicating the owner of such Marks and Patents (collectively, the “Seller Intellectual Property”).
(b) Section 4.05(b) of the Disclosure Letter sets forth a true and complete list of the Seller Owned Software and Licensed Software necessary and material to the operation of the Business other than subscription based services utilizing Computer Software (e.g., anti-virus, anti-spam, filtering, Internet Services) that are commercially available under non-discriminatory pricing terms and acquired on a retail basis and used solely on the desktop personal computers of the Company. Subject to the terms of the applicable Intellectual Property Contract for such software, the Company has the valid right to use the Seller Owned Software and Licensed Software; provided, however, that subject to Section 8.02 and the Support Services Agreement, Seller does not make any representation or warranty that the Seller Owned Software and Licensed Software (other than Licensed Software of the Company) identified in Section 4.05(b) of the Disclosure Letter, or any reasonable substitute thereof will be delivered with the Company or to Purchaser on or after the Closing Date. The Seller Owned Software and, to the best of Seller’s knowledge the Licensed Software, perform substantially in conformance with its documentation and is free from any bugs, viruses, malicious code or other defect which would materially affect the Business; provided, however, that Seller shall not be in breach of the foregoing with respect to defects and bugs corrected by updates and fixes supplied by the licensor of Licensed Software from time to time. The Company is in compliance with each material Intellectual Property Contract to which it is a party, and subject to this Section 4.05(b) and Section 8.02, each such Intellectual Property Contract shall remain in full force and effect following the consummation of the transactions contemplated herein.
(c) Other than as set forth in Section 4.05(c) of the Disclosure Letter, the Company owns or has the right to use all material Intellectual Property used in connection with the Business (the “Company Intellectual Property”), none of the Intellectual Property owned by the Company is subject to an Encumbrance other than non-exclusive licenses, and no Encumbrance materially interferes with the Company’s use of any Intellectual Property owned by any third party.
(d) To the best knowledge of Seller, the Company Marks, the Company Patents and Copyrights, the Seller Intellectual Property and the material trade secrets of the Company are valid and enforceable and has not been cancelled, forfeited, expired or abandoned except as provided in Section 4.05(d) of the Disclosure Letter.
(e) Except as set forth in Section 4.09 of the Disclosure Letter, there are no Claims which relate to the conduct of the Business pending, instituted, threatened or asserted in writing against Seller or Company alleging any violation or infringement by Seller or any of its Affiliates (including the Company) of any intellectual property rights of any third party, and, to the best knowledge of Seller, the conduct of the Business has not in the past three (3) years and does not infringe or otherwise violate the Intellectual Property rights of any third party.
(f) Except as set forth in Section 4.05(f) of the Disclosure Letter, there are no Claims which relate to the conduct of the Business pending, and none have been served, instituted or asserted by Seller or Company or any of their Affiliates, in which Seller, Company or any of their Affiliates allege that any third party is infringing upon, or otherwise violating, any Company Intellectual Property or Seller Intellectual Property, and to the best of Seller’s knowledge, no person is infringing upon or otherwise violating any rights of the Company with regard to Company Intellectual Property.
(g) The Company has put forth reasonable commercial efforts to maintain and protect each item of Company Intellectual Property owned or purported to be owned by the Company, including taking reasonable or necessary actions and precautions to protect the value of such Company Intellectual Property.
(h) Except as set forth in Section 4.09 of the Disclosure Letter and as set forth in Section 4.05(b), after the consummation of the transactions contemplated by this Agreement and the Transaction Documents, the Company will own or have the right to use the Company Intellectual Property on identical terms and conditions as the Company enjoyed immediately prior to such transactions or otherwise subject to the Trademark License Agreement or the Support Services Agreement.
(i) The Company has not collected, received or used any information, including non-public financial information, from customers and other parties (“Customer Information”) in an unlawful manner or in violation of any applicable privacy policies. The Company has reasonable and appropriate security measures and safeguards in place to protect the Customer Information it receives from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner violative of any Laws, its privacy policies or the privacy rights of third parties. To the best knowledge of Seller, no Person has gained unauthorized access to or made any unauthorized use of any Customer Information. Subject to Section 4.05(i) of the Disclosure Letter, the consummation of the transactions contemplated herein will not violate the privacy policy of the Company as it currently exists or as it existed at any time during which any of the Customer Information was collected or obtained.

Section 4.06 Title to Company Personal Property. Subject to the Permitted Exceptions and except as set forth in Section 4.06 of the Disclosure Letter, the Company owns outright and has good, valid and marketable title to, or, in the case of leased assets, has a valid leasehold interest in, all Personal Property owned or used by the Company, including the assets reflected in the June 30, 2006 Balance Sheet (but excluding Personal Property disposed of in the ordinary course of business since June 30, 2006). Subject to ordinary wear and tear and the continuing performance of ordinary maintenance (including such maintenance as is recommended by the manufacturer of Personal Property), the Personal Property currently being used in the Business is free from material defects and is in satisfactory operating condition and repair. Subject to the terms and conditions of the Transaction Documents, and the exceptions and conditions set forth in Sections 4.05(b), 8.02 and 8.03, the Company Assets constitute all of the assets and properties owned, leased, used or licensed by the Company and are sufficient for the continued conduct and operation of the Business after the Closing in the same manner as conducted and operated prior to the Closing Date.

Section 4.07 Real Property.

(a) Section 4.07(a) of the Disclosure Letter sets forth a true and complete list of all real property that is owned by the Company (individually, an “Owned Property”). All improvements on the Owned Property have been maintained in accordance with the Company’s usual business practices, and to the best of Seller’s knowledge there exist no patent defects with respect to said improvements. To the best of Seller’s knowledge, none of the Owned Property or any current use thereof violates any applicable building, zoning or other land-use Laws. Seller has, at its sole cost and expense, caused Stewart Title Insurance Company (the “Title Company”) to issue its commitments for an owner’s fee policy of title insurance on the Owned Property and has furnished a copy to Purchaser (the “Commitments”). As of the Closing Date, the Owned Property will be owned by the Company free and clear of all Encumbrances, excepting only the Permitted Real Property Encumbrances.
(b) Section 4.07(b) of the Disclosure Letter sets forth a true and complete list of all leases of real property that will be leased to the Company or leased by the Company to any third party (the “Leased Property”). Where the Company is a lessee of Leased Property, it is or on the Closing Date will be in possession of the Leased Property purported to be leased thereunder (with the exception of any lease set forth in Section 4.07(b) of the Disclosure Letter which by its own terms provides that the lease term will expire before the Closing Date, or which has a term that runs month-to-month). Where the Company is a lessor of Leased Property, it is or on the Closing Date will be the lessor of the Leased Property specified therein. Each Leased Property is leased pursuant to a lease (a “Lease”) that is in full force and effect and is enforceable against the Company and, to the best of Seller’s knowledge, the other party or parties thereto, except as limited (a) by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting creditors’ rights generally, and (b) by general principles of equity (regardless of whether enforcement is sought in equity or at law). Except as set forth in Section 4.07(b) of the Disclosure Letter, true and complete copies of each Lease (including each amendment, supplement or other modification thereto) have been made available to Purchaser. The Company is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect under any Lease. To the best of Seller’s knowledge, none of the other parties to any Lease is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder. The Company has not received any written notice of the intention of any party to terminate prematurely any Lease, whether as a termination for convenience or for default of the Company thereunder.
(c) Except as disclosed as Section 4.07(c) of the Disclosure Letter, the Owned Property and Leased Property consists of all real property owned or leased by the Company (the Owned Property and Leased Property will be referred to collectively herein as the “Real Property”).
(d) None of the Owned Property is subject to a pending condemnation, expropriation, eminent domain or similar proceeding and, to the best of Seller’s knowledge, no such proceeding is pending against the Leased Property.

Section 4.08 Labor Matters. Except as set forth in Section 4.08 of the Disclosure Letter, the Company is not subject to any (i) collective bargaining or other labor agreement relating to the Business to which Seller or the Company is a party, or by which either is bound; or (ii) employment, retainer, or consulting agreement that gives rise to any payment obligation in excess of $50,000 thereunder to any of the employees of the Business to which the Company is a party, or by which it is bound. Since the date that is three (3) years prior to the Closing Date, the Company has not committed any material unfair labor practice with respect to the Business.

Section 4.09 Litigation and Proceedings. Except as set forth in Section 4.09 of the Disclosure Letter, there are no Claims pending or, to the best of Seller’s knowledge threatened against Seller or any of its Affiliates (including the Company), relating to the Company or the Business (i) involving more than $100,000 in claims or damages, (ii) that could reasonably result in equitable relief, or (iii) that questions the legality of the transactions contemplated by this Agreement or any Transaction Document. To the best of Seller’s knowledge, no Claim set forth in Section 4.09 of the Disclosure Letter, individually or in the aggregate where such Claims arise out of related events or circumstances, would reasonably be expected to have a Material Adverse Effect on the Company or the Business. There are no outstanding judgments, decrees, injunctions, rulings, awards, decisions, verdicts, writs or orders of any nature of any Governmental Entity (a) against or involving the Business, the Company or the Company Assets, which have continuing obligations that have not been fully satisfied or (b) to the best knowledge of Seller, against or involving any officer or director of the Company that prohibit such officer or director from engaging in or continuing any material conduct, activity or practice relating to the Business or the Company.

Section 4.10 Legal Compliance. Except as set forth in Section 4.10 of the Disclosure Letter and as otherwise set forth in this Section 4.10, as it pertains to the Business, the Company and the Company Assets, (a) Seller and each of its Affiliates (including the Company) are and during the past three years have been in compliance in all material respects with all Laws, and (b) the Company possesses all requisite governmental franchises, licenses, permits, authorizations, registrations, permanent certificates of occupancy, certificates, approvals and consents (“Permits”) to carry on the Business as it is now being conducted and Company is not and has not been in the past three years in violation of or in default under any such Permit. Notwithstanding the foregoing, this Section 4.10 does not apply to Labor Matters (for which Section 4.08 is applicable), Tax Matters (for which Section 4.11 is applicable), Employee Benefits Matters (for which Section 4.14 applicable) or Environmental Matters (for which Section 4.15 is applicable.)

Section 4.11 Tax Matters.

(a) Filing of Returns. Seller and the Company have each properly completed and filed on a timely basis all Returns required to be filed on or prior to the date hereof with respect to the Company, and all such Returns (including information provided therewith or with respect to thereto) are true, complete and correct in all material respects.
(b) Payment of Taxes. The Company has fully and timely paid all Taxes due as of the Closing Date.
(c) Audit History. Except to the extent shown on the Section 4.11 of the Disclosure Letter, no audit or other proceeding by any Taxing Authority is pending or threatened with respect to any Taxes due from or with respect to the Company, no Taxing Authority has given notice asserting any deficiency or claim for additional Taxes against the Company, no claim has been made by any Taxing Authority in a jurisdiction where the Company does not file Returns that it is or may be subject to taxation by that jurisdiction, and all deficiencies asserted or assessments made as a result of any examinations have been fully and timely paid, or are fully reflected as a liability in the Financial Statements of the Company, or are being contested in good faith.
(d) Encumbrances. There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company.
(e) Parachute Payment. Neither the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement could result, separately or in the aggregate, in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payments” within the meaning of Section 280G of the Code.
(f) Foreign Person. Neither Seller nor the Company is a person other than a United States person within the meaning of the Code.
(g) Consolidated Group. The Company has not been a member of any affiliated or consolidated group within the meaning of Section 1504(a) of the Code (other than a group the common parent of which is Alcoa Inc.).
(h) Extensions or Waivers. Except as set forth in Section 4.11(h) of the Disclosure Letter, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company for any taxable period and no request for any such waiver or extension is currently pending.
(i) Adjustments. There are no adjustments of Taxes of the Company made by the IRS which are required to be reported to any state, local, or foreign Taxing Authorities.

Section 4.12 Financial Statements; Undisclosed Liabilities; Indebtedness.

(a) Section 4.12 of the Disclosure Letter sets forth the following financial statements of the Company:

(i) the unaudited balance sheet of the Company as of June 30, 2006 (the “June 30, 2006 Balance Sheet”) and the related unaudited statement of income for the six-month period ended June 30, 2006 (collectively, the “Unaudited Financial Statements”). The Unaudited Financial Statements present fairly, in all material respects, the financial position and results of operations of the Company as of the date and for the period set forth therein, as prepared in accordance with the Basis of Financial Statement Presentation consistently applied, which conforms with United States generally accepted accounting principles (“GAAP”) except as set forth in Section 4.12(a) of the Disclosure Letter; and

(ii) the audited balance sheets as of December 31, 2005 and 2004, and the related audited statements of income, comprehensive income and enterprise capital and cash flows for each of the three years in the period ended December 31, 2005, which financial statements have been reported on by, and are accompanied by the report of, PricewaterhouseCoopers LLP (collectively, the “Audited Financial Statements”). The Audited Financial Statements have been prepared in accordance with GAAP, consistently applied, and present fairly, in all material respects, except for the qualification relating to the change in accounting principle from last-in, first-out inventory to first-in, first-out inventory, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005.

Collectively, the Unaudited Financial Statements and Audited Financial Statements shall be referred to herein as the “Financial Statements.”

(b) The Company has no obligations or liabilities of any kind (whether accrued, absolute, contingent, unliquidated or inchoate or otherwise, or whether due or to become due) (collectively, “Liabilities”) other than those (i) to the extent reflected or disclosed in Audited Financial Statements, (ii) incurred since December 31, 2005 in the ordinary course of the Business consistent with past practice, (iii) that are immaterial to the Company or (iv) that are set forth in Section 4.12(b) of the Disclosure Letter.
(c) The Company has no outstanding Indebtedness other than (i) Indebtedness incurred under the banking facility set forth in Section 4.12(c) of the Disclosure Letter and (y) Indebtedness to Seller or any of its Affiliates (other than the Company) pursuant to Intercompany Accounts that, in each case, will be cancelled or otherwise settled in full on or prior to the Targeted Closing Date, pursuant to Section 6.09.

Section 4.13 Contracts.

(a) Except for any Contracts excluded as Excluded Assets, the Support Services Agreement, the Trademark License Agreement, and those Contracts identified in Section 4.13 of the Disclosure Letter or Section 4.14(a) of the Disclosure Letter (it being understood that Seller shall be permitted to provide Purchaser with a supplement to Section 4.13 of the Disclosure Letter to reflect entering into, or amendment, supplement or other modification of, any such agreements after the date hereof and prior to the Closing Date in compliance with Section 6.01), the Company is not and will not on the Closing Date be a party to nor it nor any of its properties or assets bound by any Contract that is:
(i) a Contract relating to the employment of any Person or consulting or similar advisory or service arrangements with any Person involving payments to be made or benefits to be provided by the Company with a value in excess of $200,000 in any twelve-month period;
(ii) a collective bargaining agreement or any other Contract with any labor union or other employee representative of a group of employees relating to wages, hours and other conditions of employment;
(iii) a Contract with Seller or any of its Affiliates (other than the Company), or any current or former director, officer, or employee of any of the foregoing, or any Affiliate or immediate family member of any such director, officer or employee, that will not be terminated without liability to the Company at or prior to the Closing;
(iv) other than any of the following involving amounts of less than $25,000, in the aggregate, an indenture, note, loan or credit agreement or other Contract relating to the Indebtedness of the Company or relating to the direct or indirect guarantee or assumption by the Company (contingent or otherwise) of any payment or performance obligations of any other Person;
(v) a power of attorney (other than powers of attorney given in the ordinary course of the Business consistent with past practice);
(vi) a Contract which limits the right of the Company to engage in or compete with any Person in any business or in any geographic area or to sell any products or services;
(vii) a lease or similar agreement under which (A) the Company is lessee of, or holds or uses, any machinery, equipment, vehicle or other Personal Property owned or leased by any third Person for an annual rent in excess of $150,000 or (B) the Company is lessor of, or makes available for use by any third Person, any Personal Property owned (including ownership for Tax purposes) by the Company having a fair market value in excess of $250,000;
(viii) a mortgage, pledge, security agreement, deed of trust or other document granting an Encumbrance (other than any Permitted Exceptions) upon any Company Assets (including Encumbrances upon properties acquired under conditional sales, capital lease or other title retention or security devices);
(ix) a joint venture agreement, partnership agreement, or limited liability company agreement or other Contract (however named) involving a sharing of profits or losses with any other Person;
(x) a Contract that relates to the acquisition or sale by the Company of any operating business or the capital stock or other ownership interest of any other Person and under which the Company has any continuing liability or obligation;
(xi) a Contract that has an obligation to make advances or loans of money to any other Person;
(xii) a Contract that restricts the transfer of capital stock of the Company, obligating the Company to issue or repurchase shares of its capital stock, or relating to the voting of stock or the election of directors of the Company;
(xiii) a Contract for the sale of goods or services by the Company and under which the Company has received or could reasonably be expected to receive payments of more than $100,000 during the 12-month period following the date of this Agreement, other than Contracts entered into by the Company with distributors and agents for the sale of the Company’s goods and services, and sales orders entered into in the ordinary course of the Business consistent with past practices;
(xiv) a Contract for a capital expenditure by Company of more than $250,000, or which provide for the purchase of goods or services by the Company from any one Person under which the Company has made or would reasonably be expected to make payments of more than $500,000 during the 12-month period following the date of this Agreement, other than purchase orders entered into in the ordinary course of the Business;
(xv) a Contract involving or would reasonably be expected to involve payments of at least $1,000,000 during the 12-month period following the date of this Agreement and not otherwise disclosed pursuant to this Section 4.13 that contains (A) a “most favored nations” provision binding the Company to provide a third party pricing terms at least as favorable as those received by other similarly situated third parties who have contracted with the Company, (B) exclusive marketing or distribution rights granted by the Company, (C) an agreement to purchase a minimum quantity of goods or services from a third party, or (D) an agreement to provide or purchase goods or services exclusively to or from a third party;
(xvi) a Contract entered into in connection with any settlement of any legal proceeding (including any actions, suits, arbitrations, proceedings, investigations or claims) involving unfulfilled or pending payments by the Company in excess of $25,000; and
(xvii) a material Intellectual Property Contract.

Each Contract required to be set forth in Section 4.13 of the Disclosure Letter or Section 4.14(a) of the Disclosure Letter is referred to herein as a “Material Contract.”
(b) True and complete copies of each Material Contract (including each amendment, supplement or other modification thereto) have been made available to Purchaser. Each Material Contract is in full force and effect and is enforceable against the Company and, to the best knowledge of Seller, the other party or parties thereto, except as limited (a) by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting creditors’ rights generally, and (b) by general principles of equity (regardless of whether enforcement is sought in equity or at law). The Company is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect under any Material Contract. To the best of Seller’s knowledge, none of the other parties to any such Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder. The Company has not received any written notice of the intention of any party to terminate any Material Contract, whether as a termination for convenience or for default of the Company thereunder.

Section 4.14 Employee Benefits.

(a) Section 4.14(a) of the Disclosure Letter lists each pension, profit-sharing, savings, retirement, employment, consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any of its subsidiaries is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, including, without limitation, (i) each Employee Welfare Benefit Plan (as defined in section 3(1) of ERISA) or Employee Pension Benefit Plan (as defined in section 3(2) of ERISA) , but not including any multiemployer plan within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), and (ii) other employee benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA (and any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise) that the Company maintains or sponsors or to which it contributes or in which its Employees participate or have any present or future right to benefits (individually, each an “Employee Benefit Plan” and collectively “Employee Benefit Plans”).

(i) Each Employee Benefit Plan (and each related trust, insurance contract, or fund) has been administered in accordance with its terms and complies in form and in operation in all material respects with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and all other Laws.
(ii) All required reports, returns, notices, descriptions and other documentation (including Form 5500 Annual Reports, Summary Annual Reports, PBGC-1’s, and Summary Plan Descriptions) have been filed or distributed correctly and on a timely basis with respect to each Employee Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Code Section 4980B have been met with respect to each Employee Welfare Benefit Plan.
(iii) All contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid on a timely basis to each Employee Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been paid to each such Employee Pension Benefit Plan or accrued in accordance with GAAP. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Welfare Benefit Plan. With respect to each Employee Benefit Plan that is an Employee Pension Benefit Plan subject to Title IV of ERISA, all premiums due to the Pension Benefit Guaranty Corporation (the “PBGC”) have been paid.
(iv) Each Employee Pension Benefit Plan, that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a favorable determination letter from the Internal Revenue Service upon which it may rely to the effect that the Employee Pension Benefit Plan is qualified and satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and to the knowledge of Seller, there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification.
(v) Transactions contemplated hereby will not result in accrued but unused vacation amounts becoming payable.

(b) With respect to each Employee Benefit Plan:

(i) No Employee Benefit Plan that is an Employee Pension Benefit Plan has been completely or partially terminated or been the subject of a “reportable event” as that term is defined in Section 403 of ERISA and the regulations thereunder. No proceeding by the Pension Benefit Guaranty Corporation to terminate any such Employee Pension Benefit Plan has been instituted or, to the best knowledge of Seller, threatened, and the PBGC has not threatened any action that would impede the transfer of sponsorship of the AHE Pension Plan contemplated by Section 8.05. Neither the Company nor any of its subsidiaries has filed a notice of intent to terminate any Employee Benefit Plan or adopted any amendment to treat such plan as terminated, and no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer such plan.
(ii) There have been no prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to any Employee Benefit Plan that have not been exempted under Section 408 of ERISA or Section 4975 of the Code. No fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Employee Benefit Plan. With respect to any Employee Benefit Plan, no action, suit, proceeding, hearing, investigation or audit (including administrative investigations, audits, proceedings by the U.S. Department of Labor, the PBGC or the IRS (other than routine claims for benefits)) is pending or in progress or, to the best knowledge of Seller, threatened. Seller has no knowledge of any basis for any such action, suit, proceeding, hearing, or investigation. With respect to any Employee Benefit Plan there are no audits or proceedings initiated pursuant to the Employee Plans Compliance Resolution System or similar proceedings pending with the IRS or DOL. No asset of Company is subject to a lien arising under Section 412 of the Code or Section 307 of ERISA, and none of the Company nor any of its subsidiaries expects to be subject to any such lien or is subject to any requirement to post security pursuant to Section 412(f) of the Code.
(iii) Neither Seller nor the Company has incurred, and Seller has no reason to expect that the Company will incur, any liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal Liability) or under the Code with respect to any Employee Benefit Plan that is an Employee Pension Benefit Plan. No Employee Benefit Plan subject to Section 412 of the Code has incurred any accumulated funding deficit.

(c) The Company has no obligation to contribute to any Multiemployer Plan or any liability (including withdrawal liability) under any Multiemployer Plan or under any Employee Pension Benefit Plan that is not listed in Section 4.14(a) of the Disclosure Letter.
(d) With respect to each Employee Benefit Plan, the Company has provided to Purchaser a true, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) the most recent documents constituting the Employee Benefit Plan and all amendments thereto; (ii) any related trust agreement or other funding instrument; (iii) the most recent IRS determination or opinion letter, if applicable; (iv) the most recent summary plan description and summary of material modifications; and (v) for the three most recent years (A) Forms 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports.
(e) Except as disclosed in Section 4.14(e) of the Disclosure Letter, neither the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement could (either alone or in combination with another event) result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any Employee; (iii) the acceleration of the time of payment or vesting or result in any funding (through a grantor trust or otherwise) of compensation or benefits; (iv) any material obligation pursuant to any of the Employee Benefit Plans; or (v) any limitation or restriction on the right of the Company to merge, amend or terminate any of the Employee Benefit Plans.
(f) None of Seller, the Company nor any of its subsidiaries has any plan, contract or commitment, whether legally binding or not, or has announced (orally or in writing) an intention, to create any additional employee benefit or compensation plans, policies or arrangements applicable to Employees or, except as may be required by applicable law, to modify, suspend or terminate any Employee Benefit Plan.
(g) None of the Company or any of its subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”), or any similar state or local law that remains unsatisfied.
(h) Except as set forth in Section 4.14(h) of the Disclosure Letter, no Employee Benefit Plan provides, and neither the Company nor any of its subsidiaries has incurred any current or projected liability in respect of, post-employment health, medical, life insurance or death benefits for any current or former employees of the Company or any of its subsidiaries, except as may be required under COBRA, and at the expense of the employee or former employee.

Section 4.15 Environmental

(a) Except as set forth in Section 4.15 of the Disclosure Letter, the Company is in compliance in all material respects with all Applicable Environmental Laws and possesses and is in compliance in all material respects with all of the terms and conditions of all permits required pursuant to Applicable Environmental Laws in connection with the conduct of the Business and the ownership and operation of the Real Property (“Environmental Permits”), and each such Environmental Permit is in full force and effect. Except as set forth in Section 4.15 of the Disclosure Letter, there are no Claims pending or, to the best of Seller’s knowledge, threatened against the Company or the Business under any Environmental Permit or Applicable Environmental Law.
(b) Except as set forth in Section 4.15 of the Disclosure Letter, (i) there have not been any releases of Hazardous Substances on or at the Owned Property or, to the best of Seller’s knowledge, on or at the Leased Property or any other property, that have resulted in, or would otherwise be reasonably likely to form the basis of, a Claim against the Company or the Owned Property, or has required, or would otherwise be likely to require, remediation by the Company pursuant to Applicable Environmental Law, and (ii) no property now or previously owned, operated or leased by the Company is listed on the National Priorities List or, to the best of Seller’s knowledge, on CERCLIS (each promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) or any analogous state list.
(c) Except as set forth in Section 4.15 of the Disclosure Letter, no Encumbrances have arisen under or pursuant to any Applicable Environmental Law on the Owned Property, or to the best of Seller’s knowledge, on the Leased Property.

Section 4.16 No Brokers. Except for Lehman Brothers (whose fees will be paid by Seller), no broker, finder or investment banker acting on behalf of the Company or Seller is entitled to any fee, commission or other payment in connection with this Agreement or the transactions contemplated hereby.

Section 4.17 Products Liability.

(a) Except as set forth in Section 4.17(a) of the Disclosure Letter, there are not presently pending, or, to the best of Seller’s knowledge, threatened, and since January 1, 2002, there were at no time, any Claims, based on any legal or equitable theory of recovery whatsoever, relating to any alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty, representation or condition involving liability equal to or greater than $100,000 individually relating to any Company Products. For the sake of clarity, the value of any Claim that has been resolved as of the Closing Date, whether by settlement, the final determination of a Governmental Entity or otherwise, shall be the amount actually paid by the Company to dispose of such Claim, and shall not be the amount demanded or claimed to be owed by the Person bringing such Claim.
(b) Since January 1, 2002, there have not been any product recalls or post-sale warnings by Seller or any of its Affiliates (including the Company) relating to any Company Products.
(c) There are no statements, citations or decisions by any Governmental Entity to the effect that any Company Product is defective or unsafe or fails to meet any standards promulgated by such Governmental Entity. Except as set forth in Section 4.17(c) of the Disclosure Letter, to the best of Seller’s knowledge, since January 1, 2002, there have been no written internal communications, evaluations or expert analysis received, written or commissioned by Seller or any of its Affiliates or any Representative thereof that identifies any material defect or malfunction in the design, manufacture or operation of any Company Product.

Section 4.18 Product Warranties. Company Products sold by Company since January 1, 2002, have been sold subject to written warranties set forth in Section 4.18 of the Disclosure Letter. Except for warranty claims with respect to Company Products made in the ordinary course of the Business and as otherwise set forth in Section 4.18 of the Disclosure Letter, there are no warranty claims with respect to Company Products pending or, to the best of Seller’s knowledge, threatened, and since January 1, 2002, there were at no time product warranty claims pending or, to the best of Seller’s knowledge, threatened, relating to any Company Product. The amount of accrued warranty reflected on the June 30, 2006 Balance Sheet is stated thereon in accordance with GAAP, consistently applied, subject to normal year end adjustments, none of which are expected to be material, and the absence of disclosure normally made in footnotes.

Section 4.19 Absence of Certain Changes. Since December 31, 2005, except to the extent contemplated by or in connection with this Agreement, (a) there has not been (i) any Material Adverse Effect or event or occurrence that individually or together with other events or occurrences would reasonably be expected to have a Material Adverse Effect or (ii) any material damage, destruction or loss (whether or not covered by insurance) with respect to any material Company Assets and (b) neither Seller nor any of its Affiliates (including the Company) has taken any action that would, after the date hereof, be prohibited, or omitted to take any action that would, after the date hereof, be required, as the case may be, by Section 6.01.

Section 4.20 Material Suppliers and Customers. Since December 31, 2005, except as set forth in Section 4.20 of the Disclosure Letter, no customer accounting for more than ten percent (10%) of sales, and no supplier accounting for more than ten percent (10%) of purchases, in the fiscal year ended December 31, 2005, has delivered to the Company any written notice which cancelled, materially and adversely modified or otherwise terminated its relationship with the Company nor has any such customer or supplier indicated its intention to do any of the foregoing to the Company.

Section 4.21 Related Party Transactions. Except as set forth in Section 4.21 of the Disclosure Letter or pursuant to a Material Contract or the Transaction Documents, neither Seller nor any or its Affiliates (other than the Company) or any employee, officer or director of the Company or any of the foregoing, nor any Affiliate or immediate family member of any such employee, officer or director (each a “Related Party”) (a) owes any amount to the Company, nor does the Company owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of any Related Party (other than any participant loans under any Employee Benefit Plan and any payments to, and reimbursement of fees and expenses of, employees, directors and officers of the Company in the ordinary course of the Business consistent with past practice), or (b) owns any property or right, tangible or intangible, that is used by the Company or the Business and that has a fair market value in excess of $10,000 or (c) has made any Claim against the Company, other than claims for accrued compensation and for benefits arising in the ordinary course of employment or under any Employee Benefit Plan.

Section 4.22 Insurance. Section 4.22 of the Disclosure Letter contains a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officer’s liability, fiduciary liability and other casualty and property insurance maintained by Seller or its Affiliates (including the Company) for the benefit of the Business, the Company, or any director or other fiduciary of the Company. Such policies and binders set forth in Section 4.22 of the Disclosure Letter: (a) are valid and binding in accordance with their terms; (b) all premiums that are due and payable with respect thereto for periods ending on or prior to the Closing Date have been or will be prior to the Closing Date fully paid; (c)  have not been subject to any lapse in coverage; and have coverage limits that have not been exhausted or significantly diminished. Seller and its applicable Affiliates (including the Company) have properly and timely notified the providers of such policies and binders set forth in Section 4.22 of the Disclosure Letter of any Claims set forth or required to be set forth in Section 4.09 of the Disclosure Letter. Except as set forth in Section 4.22 of the Disclosure Letter, there are no pending Claims involving, in the aggregate, more than $100,000 in claims or damages related to the Business under any such policies or binders set forth in Section 4.22 of the Disclosure Letter as to which coverage has been questioned, denied or disputed or in respect of which there has been a reservation of rights. None of Seller or any of its Affiliates (including the Company) is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such policy or binder set forth in Section 4.22 of the Disclosure Letter.

Section 4.23 Accounts Receivable. The accounts receivable reflected on the June 30, 2006 Balance Sheet and accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company involving the sale of inventory or the rendering of a service in the ordinary course of the Business consistent with past practice and (b) subject only to a reserve for bad debts shown on the June 30, 2006 Balance Sheet or, with respect to accounts receivable arising subsequent to June 30, 2006, on the accounting records of the Company, have been computed in a manner consistent with past practice and reasonably estimated to reflect the probable results of collection. The accounts receivable reflected on the June 30, 2006 Balance Sheet are stated thereon in accordance with GAAP, consistently applied, subject to normal year end adjustments and the absence of disclosures normally made in footnotes. There is no material contest, claim or right of set-off, other than returns in the ordinary course of the Business consistent with past practice, under any Contract with any obligor of any accounts receivable relating to the amount or validity of such accounts receivable. No payor of any accounts receivable reflected on the June 30, 2006 Balance Sheet or arising subsequent to the date thereof is a Related Party.

Section 4.24 Inventories. The inventories reflected on the June 30, 2006 Balance Sheet are stated thereon in accordance with GAAP, consistently applied, subject to normal year end adjustments and the absence of disclosures normally made in footnotes. All of the inventories of the Company (a) are the property of the Company, free and clear of all Encumbrances other than Permitted Exceptions, and are not held by the Company on consignment from others, and (b) consist of a quality and quantity usable and salable in the ordinary course of the Business consistent with past practice, except for obsolete or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established.

Section 4.25 No Other Warranties or Representations. SELLER AND PURCHASER SPECIFICALLY ACKNOWLEDGE THAT SELLER IS SELLING AND PURCHASER IS PURCHASING THE SHARES AND, AS SUCH, IS BUYING THE ON-GOING BUSINESS OF THE COMPANY. PURCHASER ACKNOWLEDGES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING THOSE REFERRED TO IN THE NEW YORK UNIFORM COMMERCIAL CODE, AND PURCHASER IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, FROM SELLER, ITS AGENTS OR REPRESENTATIVES, AS TO ANY MATTERS (INCLUDING ANY BUDGET, FORECAST OR OTHER PROJECTION) CONCERNING THE SAME EXCEPT AS PROVIDED IN THIS AGREEMENT. NOTHING HEREIN CONTAINED IS INTENDED TO CREATE ANY THIRD PARTY BENEFICIARY RIGHTS, EXCEPT AS MAY BE SET FORTH IN ARTICLE 13.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the following representations and warranties to Seller on and as of the date hereof:

Section 5.01 Authority; Consents and Approval. Purchaser has full corporate power and authority to enter into this Agreement and each of the Transaction Documents to which Purchaser is or will be party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Transaction Documents to which Purchaser is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or the Transaction Documents or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Transaction Documents will be at the Closing, duly and validly executed and delivered by Purchaser and constitutes, or will constitute at the Closing, legal, valid, binding and enforceable agreements of Purchaser, enforceable against Purchaser in accordance with their terms, except as limited (a) by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (b) by general principles of equity (regardless of whether enforcement is sought in equity or at law). Subject to Section 5.03(b) and except as set forth in Section 5.01 of the Disclosure Letter, no further action, approvals or consents are necessary for Purchaser to obtain any actions, approvals or consents from any third persons, Governmental Entity or otherwise, to make this Agreement and the Transaction Documents valid and binding upon and enforceable against Purchaser in accordance with their respective terms, or to enable Purchaser to perform this Agreement and the Transaction Documents and the transactions contemplated thereby.

Section 5.02 Organization and Good Standing. Purchaser is duly organized, validly existing and in good standing under the Laws of Delaware and has full corporate power and authority to consummate the transactions contemplated hereby.

Section 5.03 Consents and Approvals; No Violation. Neither the execution, delivery or performance of this Agreement or any of the Transaction Documents to which it is or will be a party, nor the consummation by Purchaser of the transactions contemplated hereby or thereby will:

(a)  conflict with or result in any breach of any provision of the articles or certificates of incorporation or by-laws or comparable charter or organizational documents of Purchaser;
(b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (A) in connection with the applicable requirements of the HSR Act, (B) in connection with any Gains Tax set forth in Section 5.03(b)(B) of the Disclosure Letter, (C) such filings and consents as may be required under any Applicable Environmental Law pertaining to any notification, disclosure or required approval triggered by the transactions contemplated by this Agreement set forth in Section 5.03(b)(C) of the Disclosure Letter and (D) such filings, consents, approvals, orders, registrations and declarations as may be required under the merger notification or foreign investment Laws of any foreign country in which Purchaser conducts any business or owns any assets set forth in Section 5.03(b)(D) of the Disclosure Letter;
(c) except as set forth in Section 5.03(c) of the Disclosure Letter, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of consent, termination, amendment, modification, cancellation or acceleration or Encumbrance or loss of a material benefit) under any of the terms, conditions or provisions of any Contract to which Purchaser is a party or any Material Contract, except in any such case where requisite waivers or consents have been obtained; or
(d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.03 are duly and timely obtained or made, contravene, conflict with or result in a violation of, or constitute a failure to comply with, in any material respect, any Law applicable to Purchaser or to the properties or assets of Purchaser.

Section 5.04 No Brokers. Purchaser has neither entered into nor will enter into any agreement, arrangement or understanding with any person or firm which will result in the obligation of Seller to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

Section 5.05 Investment Intent. Purchaser (a) understands that the Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state securities laws, and are being offered and sold in reliance upon Federal and state exemptions for transactions not involving any public offering; (b) is acquiring the Shares solely for its own account for investment purposes and not with a view to the distribution or resale thereof; (c) is a sophisticated investor with knowledge and experience in business and financial matters; (d) has received certain information concerning the Company and the Business and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Shares and operating the Business; (e) is able to bear the economic risk and lack of liquidity inherent in holding the Shares; (f) is an “Accredited Investor” (as defined in Regulation D promulgated under the Securities Act) and (g) has no commitment or present intention to liquidate the Company or the Business.

Section 5.06 Litigation and Proceedings. There are no material Claims pending or to the best knowledge of Purchaser, threatened against Purchaser which seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

Section 5.07 Availability of Funds.

(a) Purchaser has obtained a commitment letter, dated as of the date hereof (the “Commitment Letter”) from UBS Loan Finance LLC; UBS AG, Stamford Branch; UBS Securities LLC; Deutsche Bank Trust Company Americas; Deutsche Bank Securities Inc.; JPMorgan Chase Bank, N.A.; and J.P. Morgan Securities Inc. (collectively, “Lenders”) to provide, upon the terms and subject solely to the conditions set forth therein, the amount of debt financing set forth therein in connection with the transactions contemplated by this Agreement. The Commitment Letter has been duly authorized and executed by Purchaser and by the Lenders and, as of the date hereof, is in full force and effect. The obligations of the Lenders to fund the commitments under the Commitment Letter are not subject to any condition which is not set forth expressly in the Commitment Letter.
(b) The Commitment Letter provides Purchaser with aggregate financing in an amount sufficient to enable Purchaser to consummate the transactions contemplated by this Agreement.

Section 5.08 No Other Warranties or Representations. SELLER AND PURCHASER SPECIFICALLY ACKNOWLEDGE THAT SELLER IS SELLING AND PURCHASER IS PURCHASING THE SHARES AND, AS SUCH, IS BUYING THE ONGOING BUSINESS OF THE COMPANY. SELLER ACKNOWLEDGES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, PURCHASER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING THOSE REFERRED TO IN THE NEW YORK UNIFORM COMMERCIAL CODE, AND SELLER IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, FROM PURCHASER, ITS AGENTS OR REPRESENTATIVES, AS TO ANY MATTERS CONCERNING THE SAME EXCEPT AS PROVIDED IN THIS AGREEMENT. NOTHING HEREIN CONTAINED IS INTENDED TO CREATE ANY THIRD PARTY BENEFICIARY RIGHTS, EXCEPT AS MAY BE SET FORTH IN ARTICLE 13.

ARTICLE 6
COVENANTS PENDING CLOSING

Section 6.01 Conduct of Business. Seller shall, and shall cause its Affiliates (including the Company) to, from the date of this Agreement until the Closing Date, unless otherwise consented to in writing by Purchaser in each instance (which consent shall not be unreasonably withheld or delayed), (i) other than as permitted under this Section 6.01, conduct the Business in the ordinary course of the Business and (ii) use its Best Efforts to maintain and preserve intact the Company’s business organization, to retain the services of the Company’s employees and to preserve the goodwill of the Company’s customers, suppliers, licensors, licensees, landlords and other Persons with whom the Company has business relationships. Without limiting the generality of the foregoing, from the date of this Agreement until the Closing Date, unless otherwise consented to in writing by Purchaser, in each instance, and except as otherwise contemplated by this Agreement, Seller shall to the extent consistent therewith:

(a) not cause or permit the Company to sell, convey, assign, subject to Encumbrance or otherwise transfer any Company Assets or Real Property having a fair market value in excess of $100,000 individually, or $200,000 in the aggregate, other than sales of inventory in the ordinary course of the Business;
(b) not (i) sell, convey, assign, subject to Encumbrance or otherwise transfer the Shares of capital stock of the Company, or (ii) issue or sell, or cause or permit any Affiliate of Seller (including the Company) to issue or sell, any subscriptions, options, warrants, calls, preemptive rights or other rights of any kind to purchase or otherwise acquire any shares of capital stock of the Company, or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such shares;
(c) not cause or permit the Company to loan money to, or make any debt or equity investment in any other Person (not including advances, prepaid expenses and accounts receivable arising in the ordinary course of the Business consistent with past practice to the extent permitted by the Sarbanes-Oxley Act of 2002);
(d) cause the Company to (i) pay its trade payables and other short term liabilities as and when due in the ordinary course of the Business consistent with its historical payment practices, except to the extent the validity or amount of any such payables and other liabilities is disputed in good faith by the Company and (ii) use its Best Efforts to collect its receivables in the ordinary course of the Business consistent with its historical collection practices;
(e) not cause or permit the Company to increase the compensation or benefits payable to any Company Employee or consultant of the Company, other than in the ordinary course of the Business consistent with past practice;
(f) not cause or permit the Company to enter into a new line of business or to abandon or discontinue existing lines of business;
(g) not cause or permit the Company to adopt any plan of merger, consolidation, liquidation or dissolution or file a petition in bankruptcy under any provisions of Federal or state bankruptcy law or consent to the filing of any bankruptcy petition against it under any similar law;
(h) not cause or permit the Company to (i) cancel or waive any right or claim of material value or write off any material accounts receivable or (ii) cancel without reasonable consideration any debts owing to or held by the Company, except in the case of either clause (i) or (ii) above, in the ordinary course of the Business consistent with past practices or as contemplated by Section 6.09 relating to the settlement of Intercompany Accounts;
(i) not cause or permit the Company to make any capital expenditures in excess of $250,000 in the aggregate, except for capital expenditures for projects already in progress as of the date of this Agreement of which the aggregate amount of future obligations does not exceed $250,000 or otherwise made in the ordinary course of the Business consistent with past practice;
(j) not cause or permit the Company to alter or amend any of the rights, preferences or privileges of, or to redeem, purchase or otherwise acquire, any Shares of the Company;
(k) not amend or cause or permit the Company to amend its articles of incorporation or bylaws;
(l) except as set forth in Section 6.01(l) of the Disclosure Letter, not cause or permit the Company to purchase, lease or otherwise acquire the right to own, use or lease any property or assets for an amount in excess of $100,000 individually (in the case of a lease, per annum) or $500,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory and supplies in the ordinary course of the Business consistent with past practice;
(m) not cause or permit the Company to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or stock of, or by any other manner, any business or any Person or division thereof;
(n) not cause or permit the Company to (i) incur any Indebtedness (not including intercompany borrowings from Affiliates or borrowings under the banking facility set forth in Section 4.12(c) of the Disclosure Letter, in each case, at any time prior to the Targeted Closing Date, accrued expenses and trade payables arising in the ordinary course of the Business consistent with past practice) or (ii) assume, guarantee or endorse any payment or performance obligations of any other Person other than in the ordinary course of the Business consistent with past practice;
(o) not cause or permit the Company to enter into any Material Contract or any Contract listed on, or required to be listed on, Section 4.07(b) of the Disclosure Letter, or voluntarily terminate, waive any of its rights under, or materially amend or otherwise modify, any Material Contract or any Contract listed on, or required to be listed on, Section 4.07(b) of the Disclosure Letter;
(p) not cause or permit the Company to make any change to any method of accounting or accounting practice of the Company except for any such change required by reason of a concurrent change in GAAP (provided, that Seller shall promptly inform Purchaser of any such required change);
(q) not cause or permit the Company to settle or compromise any material action, suit, litigation or other proceeding, whether administrative, civil or criminal, in law or in equity, or before any Governmental Entity or in any arbitral or similar proceeding;
(r) not cause or permit the Company to engage in any hiring, employment termination or lay off other than in the ordinary course of the Business consistent with past practice;
(s) not cause or permit the Company to grant any severance or termination pay to any Employee other than as required by an Employee Benefit Plan or a Material Contract;
(t) not cause or permit the Company to establish, adopt, amend (other than in the normal course of business, or as required by Law) or terminate any Employee Benefit Plan or agreement, program, policy, trust, fund or other arrangement that would be an Employee Benefit Plan if in existence on the date of this Agreement;
(u) not cause or permit the Company do any act or knowingly omit to do any act whereby any Company Marks and Company Patents and Copyrights and material trade secrets of the Company may become invalidated, abandoned, unmentioned, unenforceable or dedicated to the public domain;
(v) keep in full force and effect property and casualty insurance comparable in amount and scope of coverage to that maintained by it with respect to the Business and the Company before the date hereof, except for modifications or changes occurring in the ordinary course of the purchase of insurance coverage by Seller and provided, that (i) in no event will Seller be required to enter into any replacement policy, the premiums of which exceed 300% of the premiums of its current policies; provided, that Seller shall purchase the maximum amount of replacement insurance as is available up to such threshold amount, and (ii) the refusal of any insurer to renew any such policy (despite the Best Efforts of Seller and its Affiliates (including the Company)) will not constitute a breach of this paragraph;
(w) not make, declare or pay any dividend or distribution on any Shares or other equity interests of the Company at any time after the close of business on the Targeted Closing Date; and
(x) not enter into or cause or permit the Company to enter into any agreement to take any action prohibited by clauses (a) through (w).

Section 6.02 Exercise of Best Efforts.

(a) Subject to the terms and conditions herein provided, each of the parties hereto shall use its Best Efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Law to consummate and make effective the transactions contemplated by this Agreement and the Transaction Documents, including using its Best Efforts to:
(i) defend against any lawsuits, actions or proceedings, judicial or administrative, challenging this Agreement or any of the Transaction Documents or the consummation of the transactions contemplated hereby or thereby, including seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any Governmental Entity that is not yet final and nonappealable, vacated or reversed; provided, however, that neither of the parties or any of their Affiliates shall be required to make any material monetary expenditure, commence or be a plaintiff in any litigation, or offer for sale of any portion of the Company Assets or Real Property; and,
(ii) obtain all necessary waivers, consents and approvals, to effect all necessary registrations, filings and submissions (including, but not limited to, (i) filings under the HSR Act and any other submissions requested by the Federal Trade Commission or Department of Justice and (ii) such filings, consents, approvals, orders, registrations and declarations as may be required under the Laws of any foreign country). Purchaser and Seller shall each be responsible for one half of all fees imposed by any Governmental Entity in association with any filings, submissions, consents, approvals, orders, registrations and/or declarations. Subject to applicable Laws relating to the exchange of information, Seller and Purchaser shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the Business or Purchaser and its Affiliates or Seller and its Affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement and the Transaction Documents.
(b) Seller and Purchaser shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Entity. In that regard, each party shall without limitation: (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other of) any communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and the Transaction Documents, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any material proposed written (or any material proposed oral) communication with any such Governmental Entity, (iii) not participate in any meeting with any such Governmental Entity unless it consults with the other in advance and to the extent permitted by such Governmental Entity gives the other the opportunity to attend and participate thereat (to the extent such participation would be appropriate), (iv) furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement or any of the Transaction Documents, and (v) furnish the other with such necessary information and reasonable assistance as Seller and Purchaser may reasonably request in connection with its preparation of necessary filings or submissions of information to any Governmental Entity. Seller and Purchaser may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.02(b)(iv) as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of their materials (Seller and Purchaser, as the case may be) or its legal counsel.
(c) Notwithstanding the foregoing, nothing in this Section 6.02 shall require, or be construed to require, Purchaser or any of its Affiliates to agree to (i) sell, hold, separate, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interest in any assets or businesses of Purchaser, the Company or any of their respective Affiliates, (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets or businesses which, in either case, could reasonably be expected to (x) result in a Material Adverse Effect or (y) materially and adversely impact the economic or business benefits to Purchaser and its direct and indirect stockholders of the transactions contemplated by this Agreement or (iii) any material modification or waiver of the terms and conditions of this Agreement.
(d) In the event the transactions contemplated by this Agreement are not consummated as a result of Purchaser’s or any of its Affiliates refusal to agree pursuant to Section 6.02(c), then as the exclusive right of Seller under this Agreement, Purchaser shall pay within three (3) days to Seller, Seller’s direct, out-of-pocket costs of negotiating, entering into, and complying with this Agreement, including all reasonable payments made by or due and owing by Seller for external legal counsel and professional consultant advice relating hereto; provided, that the payment obligations of Purchaser under this Section 6.02(d) shall not exceed $1,000,000.

Section 6.03 No Solicitation of Other Bids.

(a) Seller shall not, and shall not authorize or permit any of its Affiliates (including the Company), or any Representatives of any of the foregoing, to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal, as defined below, (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning the possible Acquisition Proposal or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser or its Affiliates) concerning (A) merger, consolidation, recapitalization, share exchange or other business combination transaction involving the Company; (B) the issuance or acquisition of shares of capital stock or other equity securities of the Company; (C) any stock purchase, that if consummated, would result in any Person (other than Buyer and its Affiliates) owning any shares of capital stock or other equity securities of the Company; or (D) the sale, lease, exchange or other disposition of any significant portion of the Company Assets. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Company) and all the Representatives of each of the foregoing to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.
(b) In addition to the other obligations under this Section 6.03, Seller shall promptly (and in any event within three Business Days after receipt thereof by Seller or its Representatives) advise Purchaser orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.
(c) Seller agrees that the rights and remedies for noncompliance with this Section 6.03 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser.

Section 6.04 Supplements to Disclosure. From time to time prior to the Closing, Seller will promptly supplement or amend the Disclosure Letter hereto with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such sections of the Disclosure Letter. Any disclosure in any such supplement or amendment shall not be deemed to have cured any breach of or inaccuracy in any representation or warranty contained in this Agreement, including for purposes of the indemnification rights contained in this Agreement or of determining whether or not the conditions set forth in Section 7.02(a) have been satisfied.

Section 6.05 Permissible Activities. Notwithstanding the provisions of this Article 6, nothing in this Agreement shall be construed or interpreted to prevent Seller or any Affiliate of Seller, at any time prior to the close of business on the Targeted Closing Date, from (i) paying or making regular or special dividends or other withdrawals or distributions of cash or marketable securities or of any property that is not necessary for conducting the present operations of the Business; (ii) making, accepting or settling intercompany loans or advances, or (iii) engaging in any other transaction incident to the normal cash management procedures of Seller and its Affiliates, including short-term investments in time-deposits, certificates of deposit and banker’s acceptances made in the ordinary course of the Business. For the avoidance of doubt, neither Seller nor any Affiliate of Seller shall be permitted to take any of the actions of the type described in this Section 6.05 at any time following the close of business on the Targeted Closing Date except in compliance with the other provisions of this Agreement or the Support Services Agreement.

Section 6.06 Examination of Books and Records; Access to Premises. During the period prior to the Closing, Seller shall, and shall cause its Affiliates (including the Company) to, give Purchaser and its Affiliates and financing sources and the Representatives of each of the foregoing reasonable access during normal business hours to all of the Books and Records, Real Property, premises, agents, personnel of the Company and including, but not limited to, access to the personnel of Seller and its Affiliates for the purpose of transitional planning in the following areas: informational technology, account procurement, human resources (including employee benefits and compensation), and access to the employees of the Company for the purpose of conducting interviews; provided, that such examinations shall be conducted in such a manner so as not to unreasonably disrupt the normal business operations of the Company; and, provided further, that such examinations shall be solely to facilitate consummation of the transactions contemplated in this Agreement. Seller shall, and shall cause its Affiliates (including the Company) to, furnish Purchaser during such period with such information concerning the affairs of the Company which Purchaser may reasonably request, so that Purchaser may have a full opportunity to ascertain such matters concerning the financial condition, operations, results of operations, business or prospects of the Company as Purchaser may deem necessary or appropriate. No investigation by Purchaser shall obviate any of the representations, warranties, covenants or agreements of Seller contained in this Agreement. Notwithstanding the foregoing, Seller is under no obligation to disclose to Purchaser: (i) any information the disclosure of which is restricted by Contract or Law except in strict compliance with the applicable Contract or Law; and (ii) any information as to which the attorney-client privilege is available as reasonably determined by Seller. Purchaser acknowledges that any information being provided to it or its Representatives by Seller or any of its Affiliates or Representatives pursuant to or in connection with this Agreement is subject to Section 6.02(b) and the terms of that certain Confidentiality Agreement executed by Purchaser on or about April 17, 2006 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. If privileged and/or attorney work product documents or information, including communications between any party hereto or its Affiliates and any of their respective counsel, are disclosed to any other party pursuant to or in connection with this Agreement and the transactions contemplated hereby, then Seller and Purchaser hereby acknowledge and agree that (i) such disclosure is inadvertent, (ii) such disclosure will not constitute a waiver, in whole or in part, of any privilege or work product, and (iii) the receiving party will promptly return to the disclosing party all copies of such documents or information in its possession or in the possession of its Affiliates or Representatives. Additionally, each of Seller and Purchaser agrees that it and its Affiliates shall not waive the attorney-client, work product, or like privilege of the other party with respect to any of such documents or information, without the other party’s prior written consent.

Section 6.07 Tax Covenants. During the period from the date of this Agreement to the Closing Date, Seller shall, and shall cause the Company to:

(a) prepare, in the ordinary course of the Business consistent with past practice (except as otherwise required by Law), and timely file all Returns required to be filed by it (or them) on or before the Closing Date (“Post-Signing Returns”);
(b) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed, and properly reserve, in accordance with past practice and in the ordinary course of the Business, for all Taxes payable by it (or them) for which no Post-Signing Return is due prior to the Closing Date;
(c) promptly notify Purchaser of any federal, state, local or foreign income or franchise and any other suit, claim, action, investigation, proceeding or audit (collectively, “Actions”) pending against or with respect to the Company in respect of any Tax matter, and not settle or compromise any such Tax matter or Action without Purchaser’s consent, which shall not be unreasonably conditioned, delayed or withheld; and
(d) not make or revoke any election with regard to Taxes of the Company or file any amended Returns.

Section 6.08 Cooperation with Financing.

(a) Seller agrees to provide, and shall cause its Affiliates (including the Company) and the Representatives of each of the foregoing to provide, reasonable cooperation in connection with the arrangement of the financing (the “Financing”) contemplated by the Commitment Letter as may be reasonably requested by Purchaser including (i) participation in meetings, presentations, drafting sessions and due diligence sessions, (ii) furnishing Purchaser and its Affiliates and their financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Purchaser, including (A) using its Best Efforts to prepare, at Purchaser’s expense, financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act of 1933, as amended, and using its Best Efforts to cause Seller’s accountants to issue an unqualified opinion with respect to such annual financial statements (B) and such monthly financial information as is prepared by the Company in the ordinary course of the Business consistent with past practice, (iii) assisting Purchaser and its Affiliates and their financing sources, at Purchaser’s expense, in the preparation of an information memorandum for any debt to be raised to complete the transactions contemplated by this Agreement and materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Purchaser and its Affiliates and their financing sources, at Purchaser’s expense, for any debt to be raised to complete the transactions contemplated by this Agreement, (v) using Best Efforts to obtain consents, legal opinions, surveys and title insurance, as reasonably requested by Purchaser. Notwithstanding the foregoing, Purchaser acknowledges and agrees that: (i) except for the representations and warranties made to Purchaser pursuant to this Agreement set forth in this Agreement, neither Seller, its Affiliates (including the Company) and the Representatives of any of the foregoing are making any representation to Purchaser respecting any of the information provided to any Person providing the Financing; and (ii) the only representations or warranties made by Seller, its Affiliates (including the Company) and the Representatives of any of the foregoing in relation to the Company and the Business are those expressly set forth in this Agreement and solely on the terms and conditions thereof and such representations and warranties are made exclusively to Purchaser and no one else, except as set forth in Section 14.12.
(b) Purchaser agrees to indemnify and hold harmless Seller, its Affiliates (including the Company) and the Representatives of any of the foregoing against any and all Losses, as incurred, arising out of or connected with the Financing except for (i) in the instance of fraud, intentional misrepresentation or intentional misleading omission by any of Sellers, its Affiliates (including the Company) or the Representatives of any foregoing; (ii) with respect to any information provided to Purchaser’s financing sources that has been specifically approved by Seller for inclusion in any information memorandum or (iii) any Loss if Purchaser has a right to indemnification from Seller under Sections 8.06, 11.05 or Article 13 hereof for the matter that is the subject of such Loss regardless of any survival periods set forth in Section 12.01 or any limitations set forth in Section 13.03.
(c) Any claim for indemnity made by Seller pursuant to this Section 6.08 shall be made in accordance with the procedures set forth in Article 13. Notwithstanding the above, (i) Purchaser is not responsible for incidental out-of-pocket costs incurred by Seller, its Affiliates (including the Company) and the Representatives of any of the foregoing to cooperate as contemplated by this Section 6.08, and (ii) Purchaser is responsible for costs incurred by Seller in engaging Seller’s outside accounting firm to assist with the Financing, with Purchaser to reimburse Seller promptly for such costs incurred by Seller.

Section 6.09 Termination of Affiliate Relations; Repayment of Indebtedness.

(a) On or prior to the Targeted Closing Date, all Liabilities owed to Seller and its Affiliates (other than the Company) by the Company, including Intercompany Accounts, or owed to the Company by Seller and its Affiliates (other than the Company) shall in each case be settled or cancelled, such that immediately prior to the close of business on the Targeted Closing Date, all such Liabilities shall have been extinguished.
(b) Other than the Support Services Agreement, the Warranty Claims Indemnity Agreement and the Trademark License Agreement, and any agreements set forth in Section 6.09(b) of the Disclosure Letters, all agreements between the Company, on the one hand, and Seller and its Affiliates (other than the Company), on the other hand, including the Contracts set forth in Section 4.21 of the Disclosure Letter shall be terminated as of the close of business on the Targeted Closing Date, and all Liabilities thereunder shall thereupon be discharged and released.
(c) If the Closing Date does not occur on the Targeted Closing Date, then notwithstanding anything to the contrary set forth in this Agreement or the Support Services Agreement, the parties hereto shall, and shall cause the Company to, enter into the Support Services Agreement effective as of the Targeted Closing Date; provided, that if this Agreement is terminated at any time prior to the Closing Date in accordance with its terms, the Support Services Agreement shall automatically terminate at such time.
(d) On or prior to the Targeted Closing Date, Seller shall cause all Indebtedness of the Company outstanding as of the close of the business on the Targeted Closing Date, including the Indebtedness of the Company incurred under the banking facility set forth in Section 4.12(c) of the Disclosure Letter, to be assumed by Seller, paid or otherwise settled in full, and all obligations and Encumbrances on any properties or assets of the Company thereunder to be terminated and otherwise released in full.

Section 6.10 Privacy Policy.  Prior to the Closing Date, Seller shall or shall cause the Company to provide such notice and fulfill any and all obligations to any Persons with respect to whom the Company has personally identifiable information if required pursuant to its published privacy policy.

ARTICLE 7
CONDITIONS PRECEDENT TO THE CLOSING

Section 7.01 Conditions to the Obligations of Both Parties. The obligations of each of Purchaser and Seller to consummate the Closing of the transactions contemplated hereby are subject to the fulfillment on or before the Closing Date, of the following conditions precedent:

(a) there shall not be any preliminary or permanent injunction, writ, temporary restraining order or any order of any nature issued by any Governmental Entity which is in effect and prohibits or prevents the consummation of the transactions contemplated by this Agreement;
(b) there shall not be pending or known to be threatened any action, proceeding or investigation before any Governmental Entity seeking as to any party hereto any such injunction, writ, temporary restraining order or other such order;
(c) there shall not be any statute, rule or regulation entered, promulgated or enacted by any Governmental Entity which is in effect and prohibits the consummation of the transactions contemplated by this Agreement or has the effect of making them illegal;
(d) any waiting period or review required by the Department of Justice, the Federal Trade Commission or any other Governmental Entity with respect to the transactions contemplated by this Agreement shall have expired, lapsed or been terminated, or such review has been completed and approved, as appropriate; and
(e) all other consents, waivers, approvals, licenses, or permits from, filings with or notification to any Government Entity that are required to be obtained prior to Closing and that are necessary to permit the consummation of the transactions contemplated hereby shall have been received.

Section 7.02 Conditions Precedent to Obligation of Purchaser. The obligation of Purchaser to purchase the Shares at the Closing is subject to the satisfaction, or the waiver by Purchaser in writing, at or prior to the Closing, of the following additional conditions precedent:

(a) Accuracy of Representations and Warranties. Other than the representations and warranties of Seller contained in Sections 4.01 (excluding the last sentence thereof), 4.02, 4.03 and 4.19(a)(i), the representations and warranties of Seller contained herein and in the Disclosure Letter hereto and the other documents to be delivered hereunder shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as if made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date) in all respects, without regard to any materiality or Material Adverse Effect qualifications in them, except where the failure or failures of all such representations and warranties to be so true and correct in all respects have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a material adverse effect on the ability of Seller to consummate the transactions contemplated hereby. The representations and warranties of Seller contained in Sections 4.01 (excluding the last sentence thereof), 4.02, 4.03 and 4.19(a)(i) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as if made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date) in all respects.
(b) Performance by Seller. Seller shall have duly performed and complied with, in all material respects, the terms, agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.
(c) Closing Documents. Purchaser has received all of the documents required to be delivered by Seller to Purchaser pursuant to Section 10.02.

Section 7.03 Conditions Precedent to Obligation of Seller. The obligation of Seller to sell the Shares at the Closing is subject to the satisfaction, or waiver by Seller in writing, at or prior to the Closing, of the following additional conditions precedent:

(a) Accuracy of Representations and Warranties. Other than the representations and warranties of Purchaser contained in Sections 5.01 (excluding the last sentence thereof), 5.02 and 5.03, the representations and warranties of Purchaser contained herein and in the Disclosure Letter and other documents to be delivered hereunder shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as if made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date) in all respects, without regard to any materiality qualifications in them, except where the failure or failures of all such representations and warranties to be so true and correct in all respects have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby.
(b) Performance by Purchaser. Purchaser shall have duly performed and complied with, in all material respects, the terms, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.
(c) Closing Documents. Seller has received all of the documents and the Purchase Price required to be delivered by Purchaser to Seller pursuant to Section 10.03.

ARTICLE 8
ADDITIONAL COVENANTS OF PURCHASER AND SELLER

Section 8.01 Press Releases. Except as may be required by Law, neither Purchaser nor Seller nor any of their respective Affiliates will issue any press release or other public communication relating to this Agreement or the transactions contemplated hereby without the prior consent of the other party hereto, which consent shall not be unreasonably withheld.

Section 8.02 Included Seller Owned Software. Seller hereby provides to Purchaser and the Company, effective as of the Closing, a limited, perpetual, royalty-free, non-exclusive, non-transferable, non-assignable (except as set forth below), license (the “License”) to use and modify (other than during the applicable service periods in the Support Services Agreement), for the internal operations of the Company only, the Seller Owned Software specifically set forth in Section 8.02 of the Disclosure Letter (the “Included Seller Owned Software”). The License shall not permit Purchaser or Company to use the Included Seller Owned Software, other than in and for the Business, or to sell, sublicense or otherwise assign any such Included Seller Owned Software except as set forth in this subsection. Notwithstanding the foregoing, Purchaser may assign the License to a purchaser of all or substantially all of the assets of the Business after the Closing Date; provided, however, that the assignment contains a license executed by an authorized Representative of the assignee that contains terms and conditions of use and license that are at least as strict as those contained in this Agreement concerning (i) the License and (ii) the warranty disclaimers and indemnification sections applicable to the Included Seller Owned Software. Additionally, the documents memorializing such assignment must specifically name Seller as the owner of all right, title and interest in the Included Seller Owned Software and the intended third party beneficiary of such terms and conditions.

Section 8.03 Assignments.

(a) From the date hereof and after the Closing Date, Seller and Purchaser shall use their Best Efforts to secure all necessary assignments, transfers, consents, approvals, authorizations, exemptions and waivers from third parties required to complete and enable Purchaser to obtain the benefit of the transactions contemplated hereby. Other than certain master agreements entered into by Seller or its Affiliates for the benefit of the Company, Section 8.03 of the Disclosure Letter sets forth a true and complete list of all guarantees provided by Seller or any of its Affiliates (other than the Company) to any third party of the payment, performance and/or compliance by the Company of any obligation. Purchaser shall use its Best Efforts to promptly provide a guarantor to substitute and take the place of Seller or its Affiliate solely with respect to those Seller Guarantees set forth in Section 8.03 of the Disclosure Letter, and shall supply to the third party banking, financial, and other reasonably requested credit information relating to the proposed substitute guarantor in reasonably sufficient detail to enable such third party to determine that the proposed substitute guarantor can provide financial assurances to satisfy such party that the proposed substitute guarantor is financially responsible and able to meet the obligations of the Company under the Contract or Law; provided, however, that under no circumstances shall Purchaser or any of its Affiliates be obligated to pay any monetary amounts (other than the third party’s out-of-pocket costs or de minimus processing expenses) or agree to any modifications to the terms of such guarantees that, taken collectively, would have an adverse impact on Purchaser or its Affiliates (including, for this purpose, the Company) in order to effect such substitution.
(b) Notwithstanding anything herein to the contrary, to the extent the assignment of any right to be assigned to Purchaser pursuant to this Agreement shall require the consent of any other party, failure to secure such consent will not constitute a breach of this Agreement. If any such consent is not obtained, and with respect to master agreements referred to in Section 8.03(a) as to which Purchaser is not able to obtain separate agreements on a commercially reasonable basis, Seller shall, with any related expenses borne equally between Purchaser and Seller, cooperate with Purchaser in any reasonable arrangement designed to provide for Purchaser the benefit of any such right or agreement, including enforcement of any and all rights of Seller against the other party to any contract, commitment or other similar agreement arising out of the breach or cancellation thereof by such party or otherwise.

Section 8.04 Access and Cooperation.

(a) After the Closing, upon reasonable prior written notice, Purchaser and Seller shall furnish or cause to be furnished to each other and their respective Representatives access, during normal business hours and upon reasonable prior notice, at the sole cost and expense of the requesting party, such information (including records pertinent to the Business and the Company) and assistance relating to the Business and the Company as is reasonably necessary for financial reporting and accounting purposes, the preparation and filing of any returns, reports or forms or the defense of, or response required under, or pursuant to, any lawsuit, action or proceeding (including any proceeding involving the Company or Seller and any environmental matters related to the Company and the Business); provided, that, such access does not unreasonably interfere with the ongoing business of Purchaser or any of its Affiliates (including the Company) or Seller or its Affiliates. After the Closing, each of Purchaser and Seller agrees to deliver promptly to the other all mail and other documents received by such party which relate to any business conducted by such other party or its Affiliates after the Closing. Purchaser and Seller shall also furnish or cause to be furnished to each other and their respective Representatives access, during normal business hours and upon reasonable prior notice, at the sole cost and expense of the requesting party, such information relating to the Business and the Company for any other reasonable business purpose.
(b) Purchaser and Seller shall, and shall cause their Affiliates to, retain until seven (7) years after the Closing Date all such records (other than retention of tax records governed by Section 8.06) pertinent to the Company and the Business that are owned by such Person immediately after the Closing, except that Purchaser shall, and shall cause its Affiliates to, retain all records pertinent to any pre-Closing Employment-related Obligations retained by Seller until the expiration of any applicable statute of limitations. Cooperation with respect to Tax matters shall be governed by Section 8.06.
(c) Notwithstanding anything else set forth herein to the contrary, in no event shall Seller or Purchaser, or any of their respective Affiliates, be obligated under this Agreement to disclose to any other party (i) any information the disclosure of which is restricted by contract or Law except in strict compliance with the applicable contract or Law or (ii) any information as to which the attorney-client privilege is available. Purchaser acknowledges that any information being provided to it or its Representatives by Seller or any of its Affiliates or Representatives pursuant to or in connection with this Agreement is subject to the terms of the Confidentiality Agreement, and Seller acknowledges that any information being provided to it or its Representatives by Purchaser or any of its Representatives pursuant to or in connection with this Agreement is subject to the provisions of Section 8.09(b). If privileged and/or attorney work product documents or information, including communications between any party hereto or its Affiliates and any of their respective counsel, are disclosed to any other party pursuant to or in connection with this Agreement and the transactions contemplated hereby, then Seller and Purchaser hereby acknowledge and agree that (i) such disclosure is inadvertent, (ii) such disclosure will not constitute a waiver, in whole or in part, of any privilege or work product, and (iii) the receiving party will promptly return to the disclosing party all copies of such documents or information in its possession or in the possession of its Affiliates or Representatives. Additionally, each of Seller and Purchaser agrees that it and its Affiliates shall not waive the attorney-client, work product, or like privilege of the other party with respect to any of such documents or information, without the other party’s prior written consent.
(d) Upon the request of Purchaser and at Purchaser’s expense, Seller shall (i) use its Best Efforts to cause its independent auditors to perform such work as is required for the auditor to deliver (to the extent after the exertion of such Best Efforts the auditor is professionally able to do so) to the Securities and Exchange Commission (the “SEC”) an auditor’s consent that is required to be included in any filing with the SEC that includes or incorporates by reference the Financial Statements and (ii) to the extent Purchaser or any of its Affiliates conducts or intends to conduct an offering of securities (and if the registration statement, prospectus or offering memorandum for such offering includes or incorporates by reference the Financial Statements), at Purchaser’s expense use its Best Efforts to cause its independent auditors to perform such work as is required for the auditor to (to the extent after the exertion of such Best Efforts the auditor is professionally able to do so) deliver a letter containing statements and information of the type ordinarily included in accountant’s “comfort letters” with respect to the financial statements and financial information relating to the Company contained or incorporated by reference in any such document relating to any such offering, in the case of each of (i) and (ii) above, within the time period reasonably requested by Purchaser or any of its Affiliates. In addition, in connection with any SEC filing required to be made by Purchaser or any of its Affiliates (or any SEC review of such filing), Seller shall permit Purchaser and its Representatives to have reasonable access, during normal business hours and upon reasonable advance notice, to the properties, books and records of Seller and its Affiliates relating to the Company solely for the purpose of preparing any such SEC filing or responding to SEC questions, comments or requests on such SEC filing.

Section 8.05 Employee Matters.

(a) Comparable Employment. The parties hereby acknowledge and agree that, as of the Closing, those Employees who are employed by the Company immediately prior to the Closing including an Employee on medical, disability, family or other authorized leave of absence, but not including any Employee on layoff, unauthorized leave of absence or other leave for bad behavior, will remain employees of the Company immediately following consummation of the transactions contemplated by this Agreement, and will be referred to herein as “Continuing Employees.” Purchaser shall provide initial terms of employment for such Continuing Employees at salary and wage rates that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Closing Date and which terms are, in all other respects, comparable in the aggregate, to those provided to similarly situated employees of Purchaser or its Affiliates. For a period of six months after the Closing, to the extent a Continuing Employee whose employment is terminated by Purchaser would have been eligible for severance benefits under Seller’s severance plan, Purchaser will provide severance benefits equivalent to those that would have been provided by Seller. Notwithstanding the foregoing, nothing in this Section 8.05(a) shall require the Company or any of its Affiliates to continue the employment of any Continuing Employee following the Closing Date or to continue the initial terms of employment for any period after the Closing Date or any particular employee benefit plan after the Closing Date.
(b) Employee Welfare Benefit Plans. Purchaser shall, or shall cause the Company or its Affiliates to, sponsor employee welfare benefit plans for the benefit of Continuing Employees on and after the Closing Date. Any such employee welfare benefit plan will give effect, in determining any deductible and maximum out-of-pocket limitations, to amounts paid by such Continuing Employees with respect to similar Employee Benefit Plans in which such Continuing Employees participated prior to the Closing Date. With respect to employee welfare benefit plans that provide health, dental, medical, life insurance, short-term disability, accidental death and dismemberment and other welfare benefits (other than with respect to long-term disability benefits and any benefits under an Employee Benefit Plan that are provided to pre-Closing retirees), (i) Seller shall retain responsibility for and continue to pay all plan expenses and benefits for each Continuing Employee with respect to claims incurred by such Continuing Employees or their covered dependents before the Closing provided such claims are submitted for payment within sixty (60) days after the Closing Date (including expenses or hospital confinements existing on the Closing Date) and (ii) Seller shall have no responsibility for expenses and benefits relating to claims incurred by Continuing Employees after the Closing Date (including for pre-existing conditions) under employee welfare benefit plans sponsored by Purchaser or its Affiliates after the Closing). Purchaser shall be responsible for and pay all benefits for each Continuing Employee with respect to claims incurred by such Continuing Employees or their covered dependents before the Closing (including expenses or hospital confinements existing on the Closing Date) to the extent such claims are submitted for payment after December 31, 2006. All responsibilities, obligations, liabilities and commitments retained by Seller pursuant to clause (i) of the preceding sentence shall be considered Excluded Liabilities for purposes of this Agreement.
(c) Service Credit. Purchaser shall cause the Continuing Employees to be given full credit for all service with Seller, the Company or an Affiliate prior to the Closing Date for all purposes (other than benefit accrual under a defined benefit pension plan) under any Employee Benefit Plan in which such Continuing Employees participate from and after the Closing Date to the same extent such service was recognized by Seller, the Company or an Affiliate immediately prior to the Closing Date.
(d) Defined Contribution Plans. Immediately prior to the Closing Date, Seller shall take, or cause to be taken, all such actions as may be necessary to cause the Company to cease to be a participating employer under Seller’s defined contribution plans (the “Seller DC Plans”) covering the Continuing Employees. Effective as of January 1, 2007, Purchaser or its Affiliates shall have in effect one or more defined contribution plans (the “Purchaser DC Plans”), which shall be intended to be qualified under Section 401(a) and other applicable provisions of the Code. Each Continuing Employee (other than each Continuing Employee who, as of the Closing Date, is eligible for retirement from Seller and, as such, will be considered “retired” for purposes of the Seller DC Plans (the “Retiree Eligible Employees”)) participating in any Seller DC Plans immediately prior to the Closing Date shall become a participant in a Purchaser DC Plan as of January 1, 2007. At such time that is reasonably requested by Purchaser, Seller shall cause the trustees of the Seller DC Plans to transfer, but no later than December 31, 2006, in accordance with Section 414(l) of the Code, the full account balances of the Continuing Employees (excluding any account balances of the Retiree Eligible Employees) under the Seller DC Plans to the appropriate trustees as designated by Purchaser under the trust agreements forming parts of the Purchaser DC Plans. Such transfer shall include and give effect to outstanding loan balances under the Seller DC Plans as of the Closing Date. Seller shall make all necessary amendments to the Seller DC Plans and their related trust agreements to provide for the transfer of assets described in this Section 8.05(d), and Seller and Purchaser shall cooperate to make all filings with applicable government authorities required with respect to such transfer, including without limitation any IRS Form 5310-A filings and to effect the transfer contemplated by this Section 8.05(d). Except as expressly provided in this Section 8.05(d), all liabilities, obligations and commitments associated with the Seller DC Plans that arise out of or relate to the period prior to the Closing shall remain liabilities of Seller on and after the Closing Date and shall be considered Excluded Liabilities for all purposes of this Agreement.
(e) Defined Benefit Plans. Seller shall cause the sponsorship of the Alcoa Home Exteriors, Inc. Pension Plan (the “AHE Pension Plan”) and its related trust, the Stolle Corporation Excess Pension Plan (the “Excess Plan”) and all obligations under contracts with service providers or third party administrators that relate to such plans to be transferred to Alcoa Inc. immediately prior to the Closing. As of the Closing Date, and without further action by the Company or Purchaser, all employees and officers of the Company with positions of responsibility or duties in respect of the AHE Pension Plan or the Excess Plan, shall be removed from such positions. Seller shall not make any amendments to the AHE Pension Plan or the Excess Plan, or any plan into which either such plan is merged following the Closing, that will adversely effect the rights of the Continuing Employees with respect to their benefits under the AHE Pension Plan or the Excess Plan, as applicable, except as required by law or applied in a uniform manner to other similar situated employees or retirees of Seller. All obligations and liabilities arising out of or related to the AHE Pension Plan and the Excess Plan shall be considered Excluded Liabilities for all purposes under this Agreement.
(f) Workers’ Compensation. On and after the Closing Date, Purchaser shall be responsible for all obligations for workers’ compensation and other similar statutory claims asserted by or with respect to Continuing Employees with respect to work-related injury or other compensable event or occupational illness or disease which occurred or is attributable to any event, state of facts or condition which existed or occurred in whole on or after the Closing Date. Seller shall retain obligations for workers’ compensation and other similar statutory claims asserted by or with respect to Continuing Employees with respect to any work-related injury or other compensable event or occupational illness or disease which occurred or is attributable to any event, state of facts or condition which existed or occurred in whole on or prior to the Closing Date. If any such injury or other compensable event or occupational illness or disease of a Continuing Employee who is employed by Seller before the Closing Date and by Purchaser on or after the Closing Date is attributable in part to causes occurring during the period of time for which Seller has retained obligations under this paragraph and in part to causes occurring during the period of time for which Purchaser has assumed obligation under this paragraph and is the basis of a workers’ compensation or other similar statutory claim, the liability for any such claims shall be shared by Seller and Purchaser in the proportion of the periods of exposure as would be taken into account under the applicable provisions of the statute or labor code applicable to the injury, occupational illness or disease of such Continuing Employee. All liabilities and obligations retained by Seller pursuant to this Section 8.05(f) shall be considered Excluded Liabilities for all purposes under this Agreement.
(g) Vacation Accruals. As of the Closing, Purchaser shall assume all liabilities of Seller or the Company with respect to the Continuing Employees for vacation earned but not taken during 2006 under Seller’s vacation policies applicable to such Continuing Employees as in effect on the Closing Date.
(h) Alcoa Home Exteriors Variable Compensation Plans. Subject to the remainder of this Section 8.05(h), Purchaser shall be responsible for liabilities under the Alcoa Home Exteriors Variable Compensation Plan, which includes an hourly incentive plan (the “HIP”), a monthly incentive plan (the “MIP”), an incentive plan (the “IC”), and sales managers’ incentive plan (the “SMIP”). Specifically, with respect to the HIP, MIP, IC and SMIP, Purchaser shall pay out benefits up to one hundred percent (100%) of target no later than bonuses are paid to similarly situated employees of Purchaser, but in no event later than March 15, 2007, based on actual performance of the Business for calendar year 2006. Seller shall be responsible to pay benefits under the Alcoa Home Exteriors Variable Compensation Plan to Continuing Employees who receive benefits under the HIP, MIP, IC and SMIP to the extent that performance of the Business exceeds one hundred percent (100%) of target as of September 30, 2006, and shall annualize such performance and pay out benefits based on such performance within thirty (30) business days after Closing. In the event that any Continuing Employee ceases to be employed by the Company during the period between Closing and December 31, 2006, Purchaser shall pay out to such employee Incentive Compensation at target as if he had completed the entire year. All liabilities and obligations retained by Seller pursuant to this Section 8.05(h) shall be considered Excluded Liabilities for all purposes under this Agreement.
(i) Alcoa Deferred Compensation Plan. Notwithstanding any other provision of this Agreement to the contrary, Seller shall retain all liabilities, obligations and commitments with respect to the Alcoa Deferred Compensation Plan, which liabilities, obligations and commitments shall be considered Excluded Liabilities for purposes of this Agreement.
(j) Alcoa Equity-Based Compensation Plans. Notwithstanding any other provision of this Agreement to the contrary, Seller shall retain all liabilities, obligations and commitments with respect to the Alcoa Stock Incentive Plan and the Alcoa Employee Stock Purchase Plan, and all awards granted under such plans, which liabilities, obligations and commitments shall be considered Excluded Liabilities for purposes of this Agreement.
(k) Long-Term Disability. Purchaser shall assume all liabilities, obligations and commitments in respect of long-term disability benefits to Continuing Employees on and after the Closing Date.
(l) Retiree Health and Life Benefits. From and after the Closing Date, Seller shall retain, or shall cause any applicable Employee Benefit Plan to retain, all liabilities and obligations in respect of post-retirement medical, health and life insurance benefits to all Employees who are retired as of the Closing Date, including all Retiree Eligible Employees, or who retire within one year following the Closing Date; provided, that Seller shall not make any changes or modifications to any such Employee Benefit Plan that adversely affect the rights of any Employees thereunder, unless such changes or modifications are required by applicable law or applied in a uniform manner to other similarly situated retirees of Seller. All liabilities and obligations retained by Seller pursuant to this Section 8.05(l) shall be considered Excluded Liabilities for purposes of this Agreement.
(m) COBRA. Effective as of the Closing Date, Purchaser shall assume all obligations, Liabilities and commitments in respect of providing notices and making available the health care continuation coverage required by COBRA for all Continuing Employees (and their qualifying spouses or dependents) who become eligible for such coverage at any time following the Closing Date. With respect to all Employees (and their qualifying spouses and dependents) who became eligible for such coverage at any time prior to Closing Date, and with respect to all Employees who are not Continuing Employees and who become eligible for such coverage at any time after the Closing Date, Seller shall retain all obligations, liabilities and commitments in respect of such Employees under COBRA, and such obligations, liabilities and commitments shall be considered Excluded Liabilities for all purposes of this Agreement.
(n) Relocation Arrangements. Notwithstanding any other provision of this Agreement to the contrary, Seller and/or Alcoa shall retain all liabilities, obligations and commitments under, arising out of or relating to the Alcoa Transfer and Relocation Policy, the Alcoa Relocation Plan and any other employee benefit plan, policy or arrangement that provides benefits to Employees in connection with their relocation, including, without limitation, the Transfer Policy, New Hire Policy and Experienced New Hire Policy (the “Relocation Arrangements”), and neither the Company nor Purchaser shall have any obligation to reimburse Seller, Alcoa or any Employee for any amounts paid pursuant to any Relocation Arrangement, including, without limitation, amounts relating to the four individuals named on Section 4.13(a)(xi) of the Disclosure Letter or any other Employee who becomes eligible to receive benefits under any Relocation Arrangement before the Closing Date (the “Relocated Employees”). Seller and/or Alcoa agrees to pay, on or prior to the Closing Date, to each Relocated Employee all amounts due to such Relocated Employee pursuant to the Relocation Arrangements. All liabilities, obligations and commitments retained by Seller or Alcoa pursuant to this Section 8.05(n) shall be considered Excluded Liabilities for purposes of this Agreement.
(o) General. Except as expressly set forth in this Section 8.05, Seller shall retain (i) all liabilities and obligations under or relating to all Employee Benefit Plans, including, without limitation, the Retention Agreements listed in Section 4.13(a) of the Disclosure Letter, whether or not such liabilities or obligations arise prior to or after the Closing Date, and (ii) all other liabilities relating to the employment or termination of employment of any person arising from or relating to the operation of the business of the Company prior to the Closing Date or the transactions contemplated by this Agreement (including, but not limited to, all severance, stay and incentive bonuses) or, with respect to any person who is not a Continuing Employee, arising on or after the Closing Date; provided, that Seller shall not retain any obligations or liabilities associated with the Alcoa Home Exteriors Salary Replacement Plan that arise after the Closing Date. The liabilities and obligations retained by Seller that are set forth in the preceding sentence shall be considered Excluded Liabilities for all purposes of this Agreement. Nothing in this Section 8.05(o) shall restrict the right of Purchaser to terminate or modify any employee benefit plan, policy, program, agreement or arrangement after the Closing Date.
(p) No Rights Conferred on Employees. Nothing herein expressed or implied shall confer upon any of the current or former employees of Seller, Purchaser, or any of their Affiliates, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including, without limitation, any right to employment or continued employment for any specified period.

Section 8.06 Tax Matters.

(a) The income of the Company will be determined for the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Company as of the end of the Closing Date (or, if the Closing Date does not occur on the Targeted Closing Date, the Targeted Closing Date), and if the Closing Date does not occur on the Targeted Closing Date, the income for the portion of the month that ends on the Closing Date shall be deemed to be the amount of such income for such month multiplied by a fraction the numerator of which is the number of days in such month ending on and including the Closing Date and the denominator of which is the number of days in the entire month.
(b) Seller shall (i) prepare (or cause to be prepared) and timely file (or cause to be filed) all Tax Returns for the Company for all Tax periods which end on or prior to the Closing Date and which are filed after the Closing Date, and (ii) pay all pre-Closing Taxes of the Company, or shall reimburse Purchaser or any of its Affiliates within thirty (30) days after the later of payment by Purchaser or any of its Affiliates of such pre-Closing Taxes and Purchaser’s written notification to Seller of such payment. Seller shall prepare such Return in a manner consistent with past practice, except as otherwise required by Law, and, except in the case of consolidated, combined or unitary Returns that include members of Alcoa Inc. (other than the Company), shall deliver any such Return to Purchaser for its review at least fifteen (15) days prior to the date such Return is required to be filed. If Purchaser disputes any item on such Returns, it shall notify Seller of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by the CPA Firm. The fees and expenses of the CPA Firm shall be borne equally by Seller and Purchaser.
(c) Purchaser shall prepare (or cause to be prepared), and shall timely file (or cause to be filed) all Tax Returns for the Company for Tax periods which end after the Closing Date. Purchaser shall, promptly after filing, provide Seller with a copy of each Tax Return prepared for a period ending on or before December 31, 2006. Purchaser shall pay (or cause to be paid) to the appropriate Taxing Authorities all Taxes of the Company with respect to such Tax periods. In the case of Returns that are filed with respect to Straddle Periods (as defined below), Purchaser shall prepare such Returns in a manner consistent with past practice, except as otherwise required by law. For purposes of this Section 8.06, in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax which relates to the Pre-Closing Tax Period shall (i) in the case of any Taxes other than gross receipts, sales or use Taxes and income Taxes, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of all other Taxes, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date as determined pursuant to Section 8.06(a). The portion of any refunds or credits relating to a Tax period that begins before and ends after the Closing Date shall be determined as though the relevant Tax period ended on and included the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of Seller and the Company, except as otherwise required by Law.
(d) Seller and Purchaser agree that all matters relating to Taxes, with the exception of payroll and employment Taxes, will be excluded from the Final Working Capital Statement. Without limiting the effectiveness of the provisions of Section 8.06(e), Taxes will be settled, from time to time, on a cash basis from the actual taxes paid for each such Returns paid by the respective Seller and Purchaser for taxes paid in respect of the Straddle Period in a manner agreed to by the parties.
(e) Seller shall be responsible for payment of and shall indemnify, defend, hold harmless, pay and reimburse the Purchaser Indemnitees from and against any and all Losses (including, without limitation, reasonable fees for outside counsel, accountants and other outside consultants) suffered or incurred (each a “Tax Loss” and collectively, the “Tax Losses”) based upon arising out of or resulting from (i) Taxes of Alcoa Inc. or the Company for periods or portions thereof ending on or before the Closing Date (“Pre-Closing Taxes”) in excess of the amount of payroll and employment Taxes included as current liabilities; (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date by reason of liability under Treasury Regulation §1.1502-6, Treasury Regulation §1.1502-78 or comparable provision of foreign, state or local law; (iii) without duplication, Taxes imposed as a result of (x) a breach of or inaccuracy in a representation or warranty set forth in Section 4.11, as of the date such representation or warranty was made or as if such representation or warranty were made on and as of the Closing Date (except for such representations and warranties that expressly relate to a specified date, the breach of or inaccuracy in which will be determined by reference to such specified date) or (y) a breach of a covenant or agreement set forth in Section 6.07; provided, that for purposes of this Section 8.06(e)(iii) only, any breach of a representation, warranty, covenant or agreement shall be determined without reference to any materiality qualifier with respect thereto; and (iv) Taxes or other payments required to be paid after the date hereof by the Company to any party under any agreement, whether written or not, relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (collectively, “Tax Sharing Agreement”).
(f) Purchaser shall be responsible for payment of and shall indemnify, defend and hold harmless Seller and any of its Affiliates from and against any and all Tax Losses arising out of (i) all Taxes of the Company for any Post-Closing Tax Period; (ii) any Tax Loss attributable to any breach by Purchaser or any of its Affiliates (including, after the Closing, the Company) of any covenant or agreement contained in this Agreement; (iii) any additional Tax Liability of Seller (including any amount owed by Seller due to indemnification payments pursuant to this Agreement) resulting from any transaction, other than any transaction or election contemplated by this Agreement, engaged in by the Company not in the ordinary course of business occurring on the Closing Date after Purchaser’s purchase of the Shares; and (iv) all reasonable legal, accounting, appraisal, consulting or similar fees and expenses of Seller and any of its Affiliates in contesting any Tax Liability for which Purchaser is liable under this Section 8.06.
(g) Any Tax refunds that are received by Purchaser, the Company, or any of their respective Affiliates after the Closing, and any amounts credited or offset against Taxes of Purchaser, the Company, or any of their respective Affiliates after the Closing that are actually realized by such parties, that in each case relate to Pre-Closing Tax Periods of the Company shall be for the account of Seller. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Company for any Post-Closing Tax Period shall be for the account of Purchaser. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Company for any taxable period that includes but does not end on the Closing Date shall be equitably apportioned between Seller and Purchaser within forty-five (45) days of the Closing Date.
(h) Any Tax Sharing Agreement between Seller or any of its Affiliates, on the one hand, and the Company, on the other hand shall be terminated on or before the Closing Date and will have no further effect for any taxable year.
(i) Seller and Purchaser shall each provide the other with such assistance as may be reasonably requested (including access to Books and Records and making employees reasonably available to provide information or testimony) in connection with the preparation of any Return or the determination of liability for Taxes with respect to the Company or the Business (including those liabilities as may arise pursuant to Section 8.06(k) relating to any Contest (as defined below) or other proceeding relating to Taxes). Purchaser shall complete Seller’s standard Tax packages relating to Returns that Seller is responsible for filing pursuant to this Section 8.06. Seller and Purchaser shall, and shall cause their Affiliates to, cooperate with each other in preparing and pursuing any claims for refunds or credits of income Taxes (including refunds) of the Company. Seller and Purchaser each shall, and shall cause their Affiliates to, retain until the expiration of the applicable statute of limitations all Tax Returns, schedules, work papers, accounting records and other records that are owned by such Person immediately after the Closing Date and that relate to the Company or the Business; after the end of such period, before disposing of any such Tax Returns, schedules, work papers or other records, each shall give notice to such effect to the other, and shall give the other, at the other’s cost and expense, a reasonable opportunity to remove and retain all or any part of such Tax Returns, schedules, work papers or other records as the other may select. Any information obtained under this Section 8.06(i) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Returns or in the conduct of a Contest or other Tax proceeding.
(j) If any Taxing Authority informs Seller or Purchaser of any notice of a proposed audit, claim, assessment or other dispute concerning an amount of Taxes with respect to which the other party may incur liability hereunder, the party so informed shall promptly notify the other party of such matter. Such notice shall contain factual information (to the extent known) describing any asserted Tax Liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from any Taxing Authority with respect to such matter. If a Party has knowledge of an asserted Tax Liability with respect to a matter for which it is to be indemnified hereunder and such party fails to provide the Indemnitor prompt notice of such asserted Tax Liability, (i) if the Indemnitor is precluded from contesting the asserted Tax Liability in any forum as a result of the failure to give prompt notice and could have asserted in good faith that the Tax Liability should be reduced, the Indemnitor shall have no obligation to indemnify the Indemnitee for the amount of such reduction; and (ii) if the Indemnitor is not precluded from contesting the asserted Tax Liability in any forum, but such failure to provide prompt notice results in a monetary detriment to the Indemnitor, then any amount which the Indemnitor is otherwise required to pay pursuant to this Agreement shall be reduced by the amount of such detriment.
(k) Seller and Purchaser each acknowledge that the Company has used the last-in-first-out (LIFO) method of inventory accounting for the Business and that the Company will instead use the first-in-first-out (FIFO) method of inventory accounting for all periods ending after the Closing Date (a “Post-Closing Tax Period”). Purchaser will file Form 3115 in respect of this change in accounting method, and such change will be effective the day after the Closing Date; provided, that Seller will be given an adequate opportunity to review such Form 3115 prior to its filing with the appropriate office of the IRS. If Seller disputes any item on such Form, it shall notify Purchaser of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by the CPA Firm, and the fees and expenses of the CPA Firm shall be borne equally by Seller and Purchaser. For federal income tax purposes, such change in accounting method will result in a requirement under Section 481(a) of the Code that the Company must report, ratably during the four taxable periods immediately after the Closing Date, additional income that is measured with reference to the difference at the time of the Closing between inventory costs measured on a LIFO basis and inventory costs measured on a FIFO basis (the “Section 481 Inventory Adjustment”). Seller shall indemnify, pay and reimburse the Purchaser Indemnitees for the amount of additional Taxes payable in any Post-Closing Tax Period arising from the Final Section 481 Inventory Adjustment in the following manner: by December 15, 2006, Seller shall pay an amount equal to 25 percent (25%) of the Section 481 Inventory Adjustment, multiplied by the Applicable Tax Rate, and on each of April 15, June 15, September 15 and December 15 of the years 2007 through 2009, Seller shall pay an amount equal to one-twelfth (1/12) of the Section 481 Inventory Adjustment, multiplied by the Applicable Tax Rate.
(l) Payment by an Indemnitor of any amount due to an Indemnitee under this Section 8.06 shall be made within thirty (30) days following written notice by the Indemnitee that payment of such amounts to the appropriate Taxing Authority or other applicable third party is due by the Indemnitee, provided, that the Indemnitor shall not be required to make any payment earlier than five (5) Business Days before it is due to the appropriate Taxing Authority or applicable third party. Any payments required pursuant to this Section 8.06 that are not made within the time period specified shall bear interest at a rate and in the manner provided in the Code for interest on underpayments of federal income tax.
(m) After the Closing Date, except as provided below, Purchaser shall control the conduct, through counsel of its own choosing, of any audit, claim for refund, administrative or judicial proceeding involving any asserted Tax Liability or refund with respect to the Company (any such audit, claim for refund, or proceeding relating to an asserted Tax Liability referred to herein as a “Contest”). In the case of a Contest after the Closing Date that relates solely to Taxes for which Purchaser is indemnified under Seller shall control the conduct of such Contest, but Purchaser shall have the right to participate in such Contest at its own expense, and Seller shall not be able to settle, compromise and/or concede any portion of such Contest that is reasonably likely to affect the Tax liability of the Company for any taxable year (or portion thereof) beginning after the Closing Date without the reasonable consent of Purchaser, which consent shall not be unreasonably withheld or delayed;provided, that, that if Seller fails to assume control of the conduct of any such Contest within a reasonable period following the receipt by Seller of notice of such Contest, Purchaser shall have the right to assume control of such Contest and shall be able to settle, compromise and/or concede such Contest in its sole discretion. In the case of a Contest after the Closing Date that relates both to Taxes for which Purchaser is indemnified under Section 8.06(e) and Taxes for which Purchaser is not indemnified under Section 8.06(e), Purchaser shall control the conduct of such Contest, but Seller shall have the right to participate in such Contest at its own expense, and Purchaser shall not settle, compromise and/or concede such Contest without the consent of Seller, which consent shall not be unreasonably withheld or delayed. For purposes of this Section 8.06 the term “participation” shall include (i) participation in conferences, meetings or proceedings with any Taxing Authority, the subject matter of which includes an item for which such party may have liability hereunder, (ii) participation in appearances before any court or tribunal, the subject matter of which includes an item for which a party may have liability hereunder, and (iii) with respect to the matters described in the preceding clauses (i) and (ii), participation in the submission and determination of the content of the documentation, protests, memorandum of fact and law, briefs, and the conduct of oral arguments and presentations.
(n) Purchaser agrees except as required by applicable law, that it shall not, and shall not cause or permit the Company, to carry back to any taxable period ending on or prior to the Closing Date any net operating loss, loss from operations or other Tax attribute relating to the Company, and further agrees that Seller has no obligation under this Agreement to return or remit any refund or other Tax Benefit attributable to a breach by Purchaser of the foregoing undertaking.
(o) At Seller’s request, Purchaser shall cause the Company to make or join with Seller in making any Tax election provided that the making of such election does not have a material adverse impact on Purchaser or the Company for any Post-Closing Tax Period. Purchaser shall not cause the Company to make any Tax election, other than any elections contemplated by this Agreement, that would have a material adverse impact on Seller. Seller shall not make or change any Tax elections or file for any change in any method of accounting with the IRS with respect to the Company without the prior consent of Purchaser.
(p) Seller shall be responsible for and shall pay all wages paid or to be paid to Employees for all periods through and including the Closing Date. Purchaser shall furnish (or cause to be furnished) an IRS Form W-2 to each Employee disclosing all wages and other compensation paid for calendar year 2006, and Taxes withheld therefrom, and shall prepare, furnish to the appropriate Employee and/or file with the appropriate federal, state or local authority (including but not limited to the Internal Revenue Service, and any comparable state or local agency or authority) such other wage or compensation-related tax filings or year-end reconciliations as are required with respect to calendar year 2006, and Seller and its Affiliates shall be relieved of any responsibility to provide same to such Employees or file same with the appropriate authorities. Additionally, Purchaser shall prepare and furnish any amended IRS Form W-2 that is required to be furnished with respect to the 2006 calendar year and prepare and file any amended IRS Form 941 that is required to be filed with respect to the 2006 calendar year. Seller shall provide Purchaser with all necessary payroll records for the calendar year 2006 through the Closing for Purchaser to fulfill its obligations hereunder.
(q) Notwithstanding anything herein to the contrary, Purchaser, on the one hand, and Seller on the other hand, will each pay one-half of all foreign, federal, state and local transfer, stamp, vehicle, sales and use taxes, real estate transfer taxes, and any and all notarial fees imposed or incurred in connection with the consummation of the transactions contemplated by this Agreement.

Section 8.07 Intentionally Omitted.

Section 8.08 Alcoa Names; Purchaser’s Obligations Post-Closing. The Company’s right to continue the use of the “Alcoa” and “Alumax” trademarks shall be pursuant to the terms and conditions of the Trademark License Agreement or as otherwise permitted by Law, attached hereto as Exhibit B. Except as explicitly set forth in the Trademark License Agreement, after the Closing Date, neither Purchaser, the Company, nor the Business may use the names “Alcoa,” “Aluminum Company of America,” “Alumax” or any trademarks confusingly similar thereto for any purpose whatsoever.

Section 8.09 Confidentiality.

(a) The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time the obligations of Purchaser under such Confidentiality Agreement with respect to the Business shall terminate.
(b) Except as otherwise expressly set forth in this Agreement, for five (5) years following the Closing Date, Seller agrees to, and agrees to cause each of its Affiliates and Representatives of each of the foregoing to, keep confidential any and all confidential information or documents relating to the Business or the Company known by Seller at the time of Closing and disclose such information only to their Representatives, who shall hold such information confidential. Seller shall have no liability hereunder for disclosure of any such information which (i) is in the public domain other than as a result of an unauthorized disclosure by Seller or any of its Affiliates or Representatives, (ii) is required to be disclosed by Law (provided, that Seller shall provide Purchaser with prompt written notice of any such requirement so that Purchaser has an opportunity to seek a protective order or other appropriate remedy), or (iii) has been provided to any third party (other than its Representatives) by Purchaser or its Affiliates (including the Company) without restriction as to further disclosure. For purposes of this Section 8.09(b), “confidential information or documents” means any proprietary information, documents or data owned or controlled by or relating to Purchaser or its Affiliates (including the Company following the Closing Date).

Section 8.10 Insurance.

(a) Purchaser acknowledges and agrees that effective upon the Closing Date, all insurance policies carried by Seller or its Affiliates (other than the Company) for the benefit of the Company with respect to the assets, operations, activities and liabilities of the Company and the Business (the “Seller Insurance Policies”) will cease to provide coverage: (i) for events, acts, or omissions that occur after the Closing Date in the case of “occurrence-based” policies; and (ii) as of the Closing Date in the case of “claims-made” policies for any claims made on or after the Closing Date; provided, however, that, subject to following Seller’s procedures for applicable Administered Claims pursuant to paragraphs (b) and (c) below, Seller shall be responsible for and shall indemnify, defend, hold harmless, pay and reimburse Purchaser from any and all Losses based upon, resulting from arising out of any auto or general liability accidents or occurrences which occurred prior to the Closing Date for which a claim is first reported or made to Seller within seven (7) years after the Closing Date and that would, except for the sale of the Company, have been covered by Three Rivers Insurance Company Internal Deductible Claims-Made Indemnification Policies Nos. 498-120 and 498-123, written with limits of $4,000,000 each occurrence; $15,000,000 General Aggregate; $10,000,000 Products/Completed Operations; and $2,000,000 Aggregate Allocated Loss Adjustment Expense; subject to a self-insured retention of $1,000,000 per occurrence, covering damages resulting from an occurrence insured by ACE Insurance Company, Zurich Insurance Company and their affiliates under policy numbers HDO G2058602-3, ISA HO 767567-7, HDO G21738335, ISA HO 767782-0, HDO G2 170746 6, ISA H07842594, CGL 3485897-01, HDO G2171804A, ISA H07936746, HDO G21734548 and ISA H08224675. Seller’s indemnification obligations under this Section 8.10(a) with respect to any claim which has not been reported or made to Seller within seven (7) years after the Closing Date shall terminate on the seventh (7th) anniversary of the Closing Date.
(b) Purchaser acknowledges and understands that until the Closing Date the Company has participated in Seller’s or Seller’s Affiliate’s insurance program and, as such, is billed on an ongoing basis by Seller or one of its Affiliates for the self-insured or deductible portion of all of the Company’s claims administered under that program with respect to the Business and related expenses and charges, as well as premium audit adjustments related to the Company under the program (collectively the “Administered Claims”).
(c) After the Closing Date, Seller or its Affiliates may pay or otherwise incur the following costs and expenses (on behalf of the Company) to Seller’s brokers, insurance carriers, and/or claims administrators insuring or administering the insurance program of Seller and its Affiliates (other than the Company): (i) amounts related to the self-insured portion (including, but not limited to, payment obligations under deductibles and self insured retentions) payable on Administered Claims, and (ii) expenses and charges arising out of the administration of an Administered Claim (hereinafter, collectively referred to as an “Insurance Payment”). To the extent that any Insurance Payment relates to an Administered Claim, Purchaser agrees to reimburse, or to cause the Company to reimburse, Seller, its Affiliates, or their respective assigns or designees, as the case may be, for the amount of the Insurance Payment within thirty (30) days of receipt of such request for reimbursement and customary documentation evidencing such payment; provided, that Purchaser shall not be obligated to reimburse or cause the Company to reimburse Seller, its Affiliates or their respective assigns or designees of any such Insurance Payment (A) related to an Administered Claim that is subject to an indemnification or other payment or reimbursement obligation of Seller under this Agreement or the Transaction Documents, (B) related to an Administered Claim under Seller’s or Seller’s Affiliate’s (including Three Rivers’) worker’s compensation insurance policy or (C) that would have been covered under the insurance policy(ies) of Three Rivers but for the bankruptcy or insolvency of Three Rivers.
(d) Cooperation. Purchaser shall cause the Company to fully cooperate with Seller, its Affiliates, their insurers and claims administrators in the defense of all Administered Claims for which the Business is entitled to defense and indemnification.

Section 8.11 Non-Competition; Non-Solicitation.

(a) Seller acknowledges that (v) the Company is engaged in the Business; (w) the Business is conducted throughout the United States of America and Canada; (x) its ownership until the Closing Date of the Company has given it access to the trade secrets of and confidential information concerning the Company; (y) the agreements and covenants contained in this Section 8.11 are essential to protect the Business and goodwill of the Company; and (z) Purchaser would not purchase the Shares but for such agreements and covenants. Accordingly, Seller covenants and agrees as follows:
(i) Subject to the remainder of this clause (i), Seller shall not, and shall not permit any of its Affiliates to, in the United States of America or in Canada, directly or indirectly, (A) engage in the Business for a period of five (5) years commencing on the Closing Date; (B) engage in the sale, manufacture or distribution of the type of products that are substantially similar to the Company Products to or for any Person engaged in the Business or for the purpose of competing with the Business for a period of five (5) years; (C) have an interest in any Person engaged in the Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant for a period of five (5) years commencing on the Closing Date; or (D) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and customers or suppliers of the Company for a period of five (5) years commencing on the Closing Date. Notwithstanding the foregoing, Seller or one of its Affiliates may own, directly or indirectly, solely as an investment, securities of any Person if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person; and, provided further, that nothing herein shall (i) restrict Seller or one of its Affiliates from merging with or into or otherwise acquiring, any Person engaged in the Business, and thereafter receiving all of the benefits of such merger or ownership, so long as at the time of such acquisition the revenues derived from such Person’s engagement in the Business are less than twenty-five percent (25%) of the total revenues of the Person or (ii) restrict Seller or any of its Affiliates from continuing to participate in, own and operate the businesses conducted by such parties as of the Closing Date; and
(ii) For a period of two (2) years commencing on the Closing Date, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any employee of the Company or encourage any such employee to leave such employment, nor shall Seller hire, or permit any of its Affiliates to hire, directly or indirectly, any employee of the Company who has left such employment for a period of six months from the time when such employee leaves his/her employment (provided, however, that such six month period shall not extend beyond two (2) years commencing on the Closing Date) or with the prior written consent of Purchaser, except pursuant to a general solicitation or employment searches which are not directed specifically to any such employees.
(b) If Seller breaches, or threatens to commit a breach of, any of the provisions of this Section 8.11, Purchaser and the Company shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to Purchaser or the Company under law or in equity:
(i) the right and remedy to have such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to each of Purchaser and the Company and that money damages would not provide an adequate remedy to Purchaser or the Company; and
(ii) the right and remedy to require Seller to account for and pay over to Purchaser or the Company, as the case may be, all compensation, profits, monies, accruals, increments or other benefits derived or received by Seller or its Affiliates as the result of any transactions constituting a breach of such provision.
(c) Seller acknowledges and agrees that as to it the provisions of this Section 8.11 are reasonable and valid in geographical and temporal scope and in all other respects. If any court of competent jurisdiction determines that all or any part of any of this Section 8.11 is invalid or unenforceable as to Seller, the remainder of this Section 8.11 shall not be affected and shall be given full effect as to Seller, without regard to the invalid portions.
(d) If any court of competent jurisdiction determines that all or any part of this Section 8.11 is unenforceable as to Seller, such court shall have the power to reduce the scope of this Section 8.11 and, in its reduced form, such provision shall then be enforceable.

ARTICLE 9
TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the transactions contemplated herein abandoned:

(a) by the mutual written consent of Seller and Purchaser;
(b) by either Seller or Purchaser, at any time after December 31, 2006 if the conditions set forth in Article VII have not been satisfied or waived; provided, that no party that is then in material breach of any provision of this Agreement shall be entitled to terminate this Agreement pursuant to this Section 9.01(b);
(c) by Seller if it is not then in material breach of any provision of this Agreement and, if there has been a breach by Purchaser of any covenant, agreement, representation or warranty contained in this Agreement that would give rise to the failure of any condition to the obligations of Seller set forth in Article VII and such breach has not been cured by Purchaser within 20 Business Days after Purchaser’s receipt of written notice of such breach from Seller;
(d) by Purchaser if it is not then in material breach of any provision of this Agreement, if there has been a breach by Seller of any covenant, agreement, representation or warranty contained in this Agreement that would give rise to the failure of any condition to the obligations of Purchaser set forth in Article VII and such breach has not been cured by Seller within 20 Business Days after Seller’s receipt of written notice of such breach from Purchaser.

Section 9.02 Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, then all provisions of this Agreement shall thereupon become void without any liability on the part of any party hereto to any other party hereto except that (x) this Section 9.02 and Sections 8.09 and 14.02 shall survive any such termination, (y) nothing herein shall relieve any party from any liability for any willful or intentional breach hereof occurring prior to such termination, and (z) in the case of termination by Purchaser and Seller pursuant to Section 9.01(a) in the event the transactions contemplated by this Agreement are not consummated as a result of Purchaser’s or any of its Affiliates’ refusal to agree pursuant to Section 6.02(c), or by Seller pursuant to Section 9.01(b) in the event the transactions contemplated by this Agreement are not consummated as a result of Purchaser’s or any of its Affiliates refusal to agree pursuant to Section 6.02(c), Section 6.02(d) shall also survive any such termination. If Seller terminates this Agreement pursuant to (x) Section 9.01(c) or (y) Section 9.01(b) and, in the case of this clause (y), all of the conditions to Purchaser’s obligation to consummate the Closing under Article VII have been satisfied (other than any such conditions which by their nature are to be satisfied by the Closing Date), the parties agree that Seller shall have suffered loss and value to the Business of an incalculable nature and amount, unrecoverable in law, and Purchaser shall pay to Seller a fee of $15,000,000; provided, that only $10,000,000 of such termination fee will be payable in the event that the following EBITDA test is not achieved: (i) if the most recent completed month prior to the Closing Date is September, then the EBITDA of the Company during September shall be greater than or equal to $2,934,000; (ii) if the most recent completed month prior to the Closing Date is October, then the cumulative EBITDA of the Company for September and October shall be greater than or equal to $7,786,000; and (iii) if the most recent complete month prior to the Closing Date is November, then the cumulative EBITDA of the Company for September, October and November shall be greater than or equal to $8,010,000 (the “Purchaser Termination Fee”). The Purchaser Termination Fee shall be payable in immediately available funds no later than three (3) Business Days after such termination. Notwithstanding anything to the contrary in this Agreement, Seller’s right to receive payment of the Purchaser Termination Fee pursuant to this Section 9.02 shall be the sole and exclusive remedy of Seller or any of its Affiliates against Purchaser or any of its Affiliates or any of their respective shareholders, partners, members or Representatives for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination, and upon payment of the Purchaser Termination Fee in accordance with this Section 9.02, none of Purchaser or any of its Affiliates or any of their respective shareholders, partners, members or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

ARTICLE 10
THE CLOSING

Section 10.01 Time, Date and Place of Closing. Subject to the satisfaction or waiver of the conditions precedent set forth in Article VII hereof (other than any such conditions precedent which by their nature are to be satisfied on the Closing Date), the closing of the purchase of the Shares of the Company by Purchaser from Seller and the payment by Purchaser of the Purchase Price (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, 10019-6064 at 10:00 am on October 31, 2006 (the “Targeted Closing Date”) (subject to the right of Purchaser to, upon its reasonable request, defer such date for a period of up to ten (10) Business Days), and shall be deemed effective as of 12:01 am on the next day thereafter, or at such other place and time as may be agreed to by Seller and Purchaser. The date on which the Closing occurs is referred to herein as (the “Closing Date”).

Section 10.02 Seller’s Obligations at the Closing. At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following, in form and substance reasonably satisfactory to Purchaser and its counsel:

(a) the share certificate or certificates evidencing the Shares, duly endorsed for transfer or accompanied by a duly executed stock power or powers;
(b) written resignations of all officers and directors of the Company requested by Purchaser at least five (5) Business Days prior to the Closing;
(c) copies of all consents, waivers and approvals obtained under this Agreement as of the Closing Date;
(d)  copies of the Support Services Agreement, Warranty Claims Indemnity Agreement, Trademark License Agreement and Cross-Indemnity Agreement duly executed by Alcoa and/or Seller;
(e) a certificate, dated as of the Closing Date, executed on behalf of Seller by its President, to the effect that the conditions specified in Sections 7.02(a) and 7.02(b) have been satisfied;
(f) affidavit of Seller stating that Seller is not a “foreign person” within the meaning of Section 1445 of the Code; and
(g) such other evidence of the performance of all covenants and satisfaction of all conditions required of Seller and Company at or prior to Closing as Purchaser may reasonably require.

Section 10.03 Purchaser’s Obligations at the Closing. At the Closing, Purchaser shall deliver or cause to be delivered to Seller the following, in form and substance reasonably satisfactory to Seller and its counsel:

(a) a wire transfer of funds in an amount equal to the Purchase Price;
(b) copies of the Support Services Agreement, Warranty Claims Indemnity Agreement, Trademark License Agreement and Cross-Indemnity Agreement duly executed by Purchaser and/or the Company;
(c) a certificate dated as of the Closing Date, executed on behalf of Purchaser by its chief executive officer or chief financial officer, to the effect that the conditions specified in Sections 7.03(a) and 7.03(b) have been satisfied; and
(d) such other evidence of the performance of all covenants and satisfaction of all conditions required of Purchaser at or prior to Closing as Seller may reasonably require.

ARTICLE 11
REAL PROPERTY AND ENVIRONMENTAL MATTERS

Section 11.01 Definitions.

(a) Hazardous Substance. For purposes hereof, the term “Hazardous Substance” shall mean any substance, chemical or waste that is defined by or regulated under Applicable Environmental Law.
(b) Applicable Environmental Law. For purposes hereof, the term “Applicable Environmental Law” shall mean any and all Laws to which the Company, the Real Property or the Business is or has been subject concerning pollution or the protection of the environment and human health, including, but not be limited to, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. §§ 9601 et seq.; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. §§ 6901, et seq.; the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and the Oil Pollution Act, 33 U.S.C.§§ 2701, et seq.; together with the rules and regulations promulgated pursuant to such Laws.

Section 11.02 Environmental Report. Seller has made available to Purchaser all reports or information in Seller’s and/or the Company’s possession concerning the environmental condition of and contamination in, on, under, or about the Real Property or otherwise concerning the Liability of the Company under Applicable Environmental Laws, including the Phase I Environmental Site Assessments undertaken by Seller (collectively, the “Environmental Report”). Until the occurrence of the Closing, the Environmental Report, and any and all reports, surveys and assessments, including all copies thereof, produced by Purchaser or its Representatives pursuant to this Agreement, shall be held in strict confidence by Purchaser and shall not be disclosed by Purchaser or its Representatives without the prior written consent of Seller (which consent may not be unreasonably withheld or delayed) unless required by Law or in connection with the financing contemplated by the Commitment Letter. If Closing never occurs, Purchaser’s obligations with respect to the Environmental Report, and any other information provided to Purchaser regarding environmental matters related to the Company or the Business, shall be governed by the Confidentiality Agreement.

Section 11.03 Purchaser’s Assessment. Purchaser, at its sole cost and expense, may conduct its own environmental assessment and compliance review of the Real Property prior to Closing (“Purchaser’s Assessment”). Subject to the limitations in Section 11.04, Seller shall permit Purchaser or its Representatives, at all reasonable times prior to the Closing Date, to enter upon any and all of the Real Property for the purposes of Purchaser’s Assessment. All reports prepared in connection with Purchaser’s Assessment and any information obtained thereby or from Seller or the Company shall be held in strict confidence by Purchaser, shall not be disclosed by Purchaser or its Representatives without the prior written consent of Seller (which consent shall not be unreasonably withheld or delayed) unless required by Law or in connection with the financing contemplated by the Commitment Letter, and one copy shall be immediately delivered to Seller upon receipt by Purchaser at no cost or expense to Seller.

Section 11.04 Restrictions on Purchaser’s Assessment. Notwithstanding any other provision of this Agreement, Purchaser’s right to enter the Real Property for purposes of conducting Purchaser’s Assessment is subject to the following restrictions:

(a) Purchaser’s or its Representative’s activities may not materially or unreasonably interfere with normal operation of the Real Property or the Company’s facilities;
(b) Purchaser must notify Seller at least 48 hours prior to entry onto the Real Property to conduct such activity;
(c) All activities undertaken in connection with Purchaser’s Assessment must fully comply with any and all applicable Law and site requirements, including without limitation Laws relating to worker safety and health;
(d) Seller may have a Representative present at all times during activities related to Purchaser’s conduct of the Purchaser’s Assessment;
(e) Purchaser must take all actions and implement all protections necessary to ensure that actions taken hereunder and equipment and materials, used or brought onto the Real Property pose no threat to the safety or health of persons or the environment, and cause no damage to the Real Property or any real property of any other person;
(f) Purchaser is solely responsible for the security of the activities, equipment and materials brought on the Real Property by Purchaser prior to the Closing Date, except to the extent that harm, loss or liability results from the gross negligence or willful misconduct of Seller;
(g) Purchaser for itself, its successors and assigns, covenants and agrees that it will indemnify and save harmless Seller and the Company, its successors and assigns, from and against any and all loss or liability, and all Claims, damages, fees, costs and expenses resulting from, incident to or in any way arising out of the entry onto the Real Property to conduct Purchaser’s Assessment, or any other act done pursuant to the rights privileges and authority hereby granted, except to the extent that such loss, liability, claim, damage, fee, cost or expense is caused by the gross negligence or willful misconduct of Seller or any of its Affiliates or their respective successors or assigns.
(h) Purchaser and its Representatives must comply in all material respects with all applicable Laws and all policies and regulations of the Company in effect at such time, including, those relating to health and safety and the taking of pictures, and with such special regulations, rules or policies as may be considered appropriate by Seller under the circumstances, and Seller shall have the right to refuse initial or continued access to the Real Property to any person when it determines that such refusal is necessary or desirable;
(i) Purchaser’s right to access any of the Leased Property to conduct Purchaser’s Assessment as described herein is subject to the consent of the Company’s landlord.

Section 11.05 Environmental Indemnification. Seller will, subject to the limitations set forth in Sections 13.03 and 13.05 and the procedures set forth in Section 13.04, indemnify, defend, hold harmless, pay and reimburse the Purchaser Indemnitees from and against any and all Losses to the extent arising out of or resulting from:

(a) any breach of or inaccuracy in any the representations and warranties set forth in Section 4.15, as of the date such representation or warranty was made or as if such representation or warranty were made on and as of the Closing Date (except for such representations and warranties that expressly relate to a specified date, the breach of or inaccuracy in which will be determined by reference to such specified date); or
(b) any release or disposal of or exposure to (except employee exposure to the extent resulting Losses are covered by workers compensation) any Hazardous Substances prior to the Closing Date either (i) on the Real Property or (ii) otherwise relating to the ownership or operation of the Business or the Company prior to the Closing;
(c) the violation of any Applicable Environmental Law by the Company prior to the Closing Date; or
(d) any release, threatened release or disposal of any Hazardous Substances on any real property not owned or operated by the Company but at which the Company or any of its Affiliates or any predecessors of any of the foregoing arranged for the disposal of Hazardous Substances prior to the Closing Date.

Section 11.06 Survival. The obligations of Seller to indemnify Purchaser pursuant to Section 11.05 will expire on the third anniversary of the Closing Date. Notwithstanding the foregoing, the obligation of Seller to indemnify, defend and hold harmless Purchaser pursuant to Section 11.05 shall not terminate with respect to any item as to which Purchaser shall have, before the expiration of Seller’s indemnification obligations, previously made a claim by delivering a notice pursuant to Section 14.04 (stating in reasonable detail the basis of such claim) to Seller.

ARTICLE 12
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 12.01. Survival. Notwithstanding Purchaser’s right to investigate the affairs of the Company or any knowledge of Purchaser or its Affiliates or their respective Representatives obtained through such investigation, Purchaser shall have the right to rely fully on the representations, warranties, covenants and agreements of Seller contained in this Agreement and any instrument or certificate delivered hereunder. Except with respect to environmental matters (which are exclusively the subject of Section 11.06), all of the representations and warranties set forth in this Agreement or in any exhibit, schedule or document, certificate or other instrument delivered pursuant hereto shall, unless waived in writing by the party for whose benefit such representation or warranty was made, remain in full force and effect and will survive the Closing Date for a period of eighteen (18) months except for the representations and warranties set forth in (i) Sections 4.01 (Seller’s Authority; Consents and Approval), excluding the last sentence thereof, 4.02 (Organization and Good Standing of the Company), 4.03 (Capitalization; Title to Shares), 4.16 (No Brokers), 5.01 (Purchaser’s Authority; Consents and Approval) and 5.04 (No Brokers), which will survive without limitation; (ii) the representations and warranties set forth in Sections 4.06 (Title to Company Personal Property) and 4.07 (Real Property), which will survive for a period of two years from the Closing Date; and (iii) the representations and warranties set forth in Sections 4.11 (Tax Matters) and 4.14 (Employee Benefits), which will survive until sixty (60) days after the expiration of the applicable statute of limitations (including all periods of extension, whether automatic or permissive); provided, however, that claims asserted in good faith with reasonable specificity (to the extent known at such time and in writing by notice from the non-breaching party to the breaching party) prior to the end of the applicable survival period shall not thereafter be barred by the expiration of the applicable representation or warranty to the extent that it relates to such asserted claims. Except as otherwise provided in this Agreement, the covenants and agreements contained in Article 8 (other than Sections 8.02, 8.05 (other than paragraphs (a) and (c) thereof), 8.06 and 8.10) shall survive the Closing Date for a period of five years, and all other covenants and agreements contained in this Agreement (including Sections 8.02, 8.05 (other than paragraphs (a) and (c) thereof), 8.06 and 8.10) shall survive without limitation.

ARTICLE 13
INDEMNIFICATION

Section 13.01 Indemnification of Purchaser by Seller. Except with respect to environmental matters (which are exclusively the subject of Section 11.05) and tax matters (which is the subject of Section 8.06) and further subject to Section 13.03, Seller shall indemnify, defend, hold harmless, pay and reimburse Purchaser and its Affiliates (including the Company) and their respective shareholders, partners, members and Representatives (the “Purchaser Indemnitees”) from and against any and all Losses, based upon, resulting from or arising out of:

(i) any breach by Seller of or any inaccuracy in any of the representations or warranties of Seller contained in this Agreement or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the breach of or inaccuracy in which will be determined with reference to such specified date);
(ii) any breach or nonfulfillment of any of the covenants or agreements of Seller contained in this Agreement;
(iii) the ownership, use and possession of the Excluded Assets prior to, on or after the Closing Date;
(iv) failure of Seller to discharge the Excluded Liabilities; or
(v) any Third Party Claim based upon, resulting from or arising out of the business, operations, properties, assets, liabilities or obligations of Seller or any of its Affiliates (other than the Company) conducted, existing or arising on or prior to the Closing Date.

Section 13.02 Indemnification of Seller by Purchaser. Subject to Section 13.03, Purchaser agrees to indemnify, defend, hold harmless, pay and reimburse Seller and its Affiliates and their respective shareholders, partners, members and Representatives (the “Seller Indemnitees”) from and against any and all Losses based upon, resulting from or arising out of:

(i) any breach of or inaccuracy in any of the representations or warranties of Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of Purchaser pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the breach of or inaccuracy in which will be determined with reference to such specified date); or
(ii) any breach or nonfulfillment of any of the covenants or agreements of Purchaser contained in this Agreement.

Section 13.03 Limitations on Indemnification. The party making a claim under this Article 13 is referred to as the “Indemnitee,” and the party against whom such claims are asserted under this Article 13 is referred to as the “Indemnitor.” The indemnification provided for in Sections 13.01 and 13.02 shall be subject to the following limitations:

(a) Deductible. Subject to Section 13.03(b), Seller shall not be liable to the Purchaser Indemnitees for indemnification under Sections 11.05 or 13.01(i), (except in the case of an indemnification claim under Section 13.01(i), those based upon, arising out of or resulting from any breach of or inaccuracy in any representation or warranty in Sections 4.01 (Seller’s Authority; Consents and Approval), (excluding the last sentence thereof), 4.03 (Capitalization; Title to Shares), 4.12(c) (Financial Statements; Undisclosed Liabilities; Indebtedness), 4.16 (No Brokers), and any Loss incurred in the successful enforcement of Purchaser’s indemnity rights provided for in Sections 13.01 or 11.05 (the “Purchaser Deductible Exclusions”), until the aggregate amount of Losses in respect of indemnification under Sections 11.05 or 13.01(i) (except those based upon, arising out of or resulting from the Purchaser Deductible Exclusions) exceeds $2,500,000 (the “Deductible”), in which event the amount which the Purchaser Indemnitees shall be entitled to recover is all such Losses in excess of the Deductible. Seller shall be obligated to pay any amounts for indemnification based upon, arising out of or resulting from any of Purchaser Deductible Exclusions, without regard to the individual or aggregate amounts thereof and without regard to whether all other indemnification payments shall have exceeded, in the aggregate, the Deductible.
(b) Cap. The indemnification obligations of Seller under Sections 11.05 and 13.01(i) (except in the case of any indemnification claim under Section 13.01(i), those based upon, arising out of or resulting from the Purchaser Deductible Exclusions) will not exceed $45,750,000 in the aggregate (the “Cap Amount”). Seller shall be obligated to pay any amounts for indemnification based upon, arising out of or resulting from a Purchaser Deductible Exclusion, without regard to the individual or aggregate amounts thereof and without regard to whether all other indemnification payments shall have exceeded, in the aggregate, the Cap Amount.
(c) Duration. All obligations of an Indemnitor to indemnify an Indemnitee with respect to the breach of a particular representation or warranty under Sections 13.01(i) or 13.02(i) will expire when such representation or warranty expires pursuant to Section 12.01, the obligations of Seller to indemnify Purchaser pursuant to Section 11.05 (Environmental Indemnification) will expire as set forth in Section 11.06, and the obligations of an Indemnitor to indemnify an Indemnitee with respect to the breach of a covenant or agreement under Sections 13.01(ii) or 13.02(ii) will expire two (2) years after the date on which the obligation to perform such covenant or agreement expires; provided, however, that the obligation of the Indemnitor to indemnify and hold harmless the Indemnitee pursuant to this Article 13 shall not terminate with respect to any matter as to which the Indemnitee shall have, before the expiration of the applicable period, previously made a claim by delivering a notice pursuant to Section 14.04 (stating in reasonable detail the basis of such claim) to the other party hereto.
(d) Additional Limits. The amount of any Loss for which indemnification is provided under this Article 13 will be net of (and the cumulative amount of all Losses for the purposes of determining the Deductible and the Cap Amount will be net of): (1) any amount reflecting Losses specifically reflected in the calculation of the Closing Working Capital on the Final Working Capital Statement, (2) any amount actually received by the Indemnitee or paid to Third Parties on behalf of the Indemnitee under insurance policies of the Indemnitee with respect to such Loss (and the Indemnitee will be required to submit a claim under such insurance policies with respect to such Loss), (3) any Tax savings attributable to any deduction, credit or other tax benefit actually realized by the Indemnitee with respect to such Loss (“Tax Benefits”) and (4) the amount of any benefit to, or saving for, actually realized by the Indemnitee as a result of the payment or settlement of any item giving rise to such claim. In computing the amount of any Tax Benefit, the Indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnification payment hereunder or the incurrence or payment of any indemnified Loss; provided, that, if a Tax Benefit is not realized in the taxable period during which an Indemnitor makes an indemnification payment or the Indemnitee incurs or pays any Loss, the parties hereto shall thereafter make payments to one another at the end of each subsequent taxable period to reflect the net Tax Benefits realized by the parties hereto in each such subsequent taxable period. For purposes of determining the amount of Loss arising from a breach of or inaccuracy in any representation, warranty, covenant or agreement, but not for the purposes of determining whether any such representation, warranty, covenant or agreement has been breached or is inaccurate, limitations or qualifications as to dollar amount, materiality or Material Adverse Effect (or similar concept) set forth in such representation, warranty, covenant or agreement shall be disregarded. Notwithstanding any other provision in this Agreement, with respect to the Lake Forest Liability (as defined in Section 1.01(r) of the Disclosure Letter), Seller’s obligation to indemnify, defend or hold harmless the Purchaser Indemnitees shall also be governed by the terms of the Warranty Claims Indemnity Agreement and shall not be subject to the Deductible, or the Cap Amount set forth in Section 13.03(b).

Section 13.04 Procedures for Indemnification.

(a) Third Party Claims. If any Indemnitee receives notice of the assertion or commencement of any Claim made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of any of the foregoing (a “Third Party Claim”) against such Indemnitee with respect to which the Indemnitor is obligated to provide indemnification under this Agreement, the Indemnitee will give the Indemnitor reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor forfeits rights or defenses by reason of such failure. Such notice by the Indemnitee will describe the Third Party Claim in reasonable detail, will include copies of all material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnitee. The Indemnitor will have the right to participate in, or by giving written notice to the Indemnitee, to assume the defense of any Third Party Claim at the Indemnitor’s expense and by the Indemnitor’s own counsel, and the Indemnitee will cooperate in good faith in such defense; provided, that if the Indemnitor is Seller, such Indemnitor shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Company if in the reasonable judgment of the Purchaser Indemnitee (which may be asserted at any time) the Indemnitor’s defense of such Third Party Claim would reasonably be expected to have a material adverse effect on the Purchaser Indemnitee’s (or the Company’s) existing or prospective relationship with such supplier or customer, or (y)  seeks an injunction or other equitable relief against the Indemnitee. In the event that Indemnitor assumes the defense of any Third Party Claim, subject to Section 13.04(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of Indemnitee. The Indemnitee shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnitor’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnitee, provided, that, if in the reasonable opinion of counsel to the Indemnitee, (A) there are legal defenses available to an Indemnitee that are different from or additional to those available to the Indemnitor or (B) there exists a conflict of interest between the Indemnitor and the Indemnitee that cannot be waived, the Indemnitor shall be liable for the reasonable fees and expenses of one separate counsel to all of the applicable Indemnitees in addition to one local counsel in each jurisdiction that may be necessary or appropriate. If the Indemnitor elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnitee in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnitee may, subject to Section 13.04(b), pay, compromise or defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 8.09) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim or for testimony as a witness in any proceeding relating to such Third Party Claim.
(b) Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnitor will not enter into settlement of any Third Party Claim without the prior written consent of the Indemnitee, except as provided in this Section 13.04. If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee and provides, in customary form, for the unconditional release of each Purchaser Indemnitee from all liabilities and obligations in connection with such Third Party Claim and the Indemnitor desires to accept and agree to such offer, the Indemnitor will give written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within 10 calendar days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnitor as to such Third Party Claim will not exceed the amount of such settlement offer. If the Indemnitee fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnitor may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnitee has assumed the defense pursuant to Section 13.04(a) it will not agree to any settlement without the consent of the Indemnitor which shall not be reasonable withheld.
(c) Direct Claims. Any Claim by an Indemnitee on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) will be asserted by Indemnitee giving the Indemnitor reasonably prompt written notice thereof, but in any event not later than 30 calendar days after the Indemnitee becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor forfeits rights or defenses by reason of such failure. Such notice by the Indemnitee shall describe the Direct Claim in reasonable detail, will include copies of all material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnitee. The Indemnitor will have 30 calendar days to respond in writing to such Direct Claim. The Indemnitee shall allow the Indemnitor and its professional advisers to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnitee shall assist the Indemnitor’s investigation by giving such information and assistance (including access to the Business’ premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnitor or any of its professional advisers may reasonably request. If the Indemnitor does not so respond within such 30 calendar day period, the Indemnitor will be deemed to have rejected such claim, in which case the Indemnitee will be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Agreement.
(d) Cooperation. Upon a reasonable request by the Indemnitor, each Indemnitee seeking indemnification hereunder in respect of any Direct Claim, hereby agrees to consult with the Indemnitor and act reasonably to take actions reasonably requested by the Indemnitor in order to attempt to reduce the amount of Losses in respect of such Direct Claim. Any costs or expenses associated with taking such actions shall be included as Losses hereunder.

Section 13.05 Exclusive Remedies. Subject to the terms of the Support Services Agreement and Trademark License Agreement, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in Section 8.06 (with respect to tax matters), Articles 11 (with respect to environmental matters) and Article 13. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Section 8.06 (with respect to tax matters), Article 11 (with respect to environmental matters) and this Article 13. Nothing in this Section 13.05 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Person’s fraudulent, criminal or intentional misconduct.

Section 13.06 Treatment of Payments. All payments made under indemnity provisions of this Agreement, including payments under Section 8.06 (Tax Matters), will be treated by the parties as purchase price adjustments.

ARTICLE 14
MISCELLANEOUS PROVISIONS

Section 14.01 Legend. Each certificate representing shares of Shares sold pursuant to the provisions hereof shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR EXEMPTION THEREFROM UNDER SAID ACT OR THE RULES AND REGULATIONS PROMULGATED THEREUNDER.”

Section 14.02 Amendment and Modification; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument authorized and executed on behalf of each of the parties hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

Section 14.03 Expenses. Except as otherwise set forth in this Agreement, Purchaser shall pay its own costs and expenses, and Seller shall pay its own costs and expenses and the costs and expenses of the Company (which obligation shall be satisfied in full prior to the Closing), in each case, each of the parties incurred or to be incurred in connection with the negotiation, preparation and execution of this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

Section 14.04 Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be hand delivered or sent by certified mail (return receipt requested) or by reputable overnight courier, or sent by facsimile, delivered to the respective addresses set forth below or, as to each party, at such other address as shall be designated by such party. All such notices and communications shall be effective when hand delivered or, in the case of notice by mail on the third Business Day following the date when mailed addressed, or in the case of notice by overnight courier, on the next succeeding Business Day following the date when sent addressed, or in the case of notice by facsimile, when electronically confirmed, as set forth below:

If to Seller:                Alcoa Inc.
                        201 Isabella Street
Pittsburgh, Pennsylvania 15212
Fax: 412-553-4820
Attn.: Vice President, Corporate Development

Copy to:                   Alcoa Inc.
390 Park Avenue
New York, New York 10022
Fax: 212-836-2844
Attn.: General Counsel

If to Purchaser:             Ply Gem Industries, Inc.
185 Platte Clay Way, Suite A
Kearney, MO 64060
Fax: 816-903-8007
Attn.: Shawn K. Poe

Copy to:                   Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Fax: 212-757-3990
Attn.: Carl L. Reisner, Esq.

Section 14.05 Entire Agreement. This Agreement, including the Disclosure Letter (each of which is attached and incorporated into this Agreement) and other documents referred to herein which form a part hereof, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof, supersedes all other agreements or understandings, written or oral, between the parties with respect to the subject matter hereof. Seller and Purchaser acknowledge and agree that (i) the Disclosure Letter that is arranged in sections corresponding to the sections and paragraphs of this Agreement shall qualify the corresponding representations and warranties of Seller contained in this Agreement; (ii) inclusion of information in the Disclosure Letter shall not be construed as an admission that such information is material to the operation and use of the Company Assets, Real Property or the Business, or the business, assets, properties, condition (financial or otherwise) or results of operations of the Company, Seller or Purchaser or their respective Affiliates; (iii) matters reflected in the Disclosure Letter are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Letter and such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature; (iv) any matter disclosed pursuant to one provision, subprovision, section or subsection of the Disclosure Letter shall be deemed disclosed for all purposes of the Disclosure Letter to the extent this Agreement requires such disclosure and the relevance of the disclosure to such other portions of the Disclosure Letter is reasonably apparent on its face; and (v) Section numbers and titles inserted in the Disclosure Letter are for convenience of reference only and shall to no extent have the effect of amending or changing the express description of such Sections of the Disclosure Letter as set forth in the Agreement.

Section 14.06 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, except by operation of Law; provided, however, that prior to the Closing Date, Purchaser may, without the prior written consent of Seller, assign this Agreement and all of its rights hereunder to its lenders and debt providers for collateral security purposes only and (y) assign all or any portion of its rights hereunder to one more of its direct or indirect wholly owned Subsidiaries; and, provided further, that Seller may assign this Agreement or performance of any part hereof to any Affiliate, in whole or in part, without the consent of Purchaser. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 14.07 Section Headings. The section headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 14.08 Governing Law; Jurisdiction and Venue.

(a) Governing Law. This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of New York, without regard to its conflict of laws doctrine.
(b) Jurisdiction and Venue. Each of the parties hereto (a) submits to the exclusive jurisdiction of any state or federal court sitting in the State of New York, county of New York in any action or proceeding arising out of or relating to this Agreement or any other Transaction Document, (b) agrees that all claims in respect of the action or proceeding may be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any other Transaction Document in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for giving of notices in Section 14.04. Nothing in this Section 14.08, however, will affect the right of any party to serve legal process in any other manner permitted by Law. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

Section 14.09 Intentionally Omitted.

Section 14.10 Severability. If at any time subsequent to the date hereof, any provision of this Agreement is held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision will be of no force and effect, but the illegality or unenforceability of such provision will have no effect upon and will not impair the enforceability of any other provision of this Agreement.

Section 14.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 14.12 Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any person other than the parties to it, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over against any party to this Agreement, other than Sections 8.06(e) and 11.05 and Article 13, which are intended to be for the benefit of the applicable indemnities thereunder and may be entered by such indemnitees.

Section 14.13 Interpretation. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular, and all words in any gender shall extend to and include all genders. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” whether or not they are in fact followed by such words or words of like import.

Section 14.14 Further Assurances. From time to time after the Closing, at the request of either party, the other shall, and shall cause its Affiliates to, execute and deliver any further instruments and take such other action as such requesting party may reasonably request to carry out the transactions contemplated hereby.

Section 14.15 Seller Parent Undertaking. Alcoa agrees to cause Seller and its Affiliates (including the Company prior to the Closing) to perform all of Seller’s obligations and agreements, including, any obligation of Seller with respect to any Claim brought by Purchaser arising out of or related to this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, as of the day and year first above written.

SELLER:

ALCOA SECURITIES CORPORATION

By:
Title:

ALCOA INC.

By:
Title:

PURCHASER:

PLY GEM INDUSTRIES, INC.

By:
Title: